Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-100577

The information in this prospectus supplement and the accompanying prospectus are not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 15, 2003

Prospectus Supplement

(To Prospectus dated July     , 2003)

Old Dominion Electric Cooperative

$200,000,000

    % 2003 Series A Bonds Due 2028

Old Dominion Electric Cooperative is offering 2003 Series A Bonds that will mature on December 1, 2028. We will pay interest on the bonds semi-annually on June 1 and December 1 of each year, commencing on December 1, 2003. The bonds will be subject to mandatory pro rata sinking fund redemption at a price equal to 100% of the principal amount of the bonds being redeemed, plus accrued interest, commencing December 1, 2005, and on December 1 of each year afterwards to and including December 1, 2027. The bonds also will be subject to optional, make-whole redemption. See “DESCRIPTION OF THE BONDS.” We will issue the bonds in multiples of $1,000.

Payment of the bonds initially will be secured by a first lien on substantially all of our tangible and some of our intangible properties, equally and ratably with all other obligations issued under our Indenture of Trust and Deed of Mortgage, dated as of May 1, 1992, as supplemented and amended. The lien may be released without the consent of the holders of the bonds. After the release of the lien, the bonds will be unsecured general obligations, ranking equally and ratably with all of our other unsecured and unsubordinated obligations, subject to some exceptions. See “DESCRIPTION OF THE DEBT SECURITIES” in the accompanying prospectus.

INVESTING IN THE BONDS INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS FOR MORE INFORMATION.

	Principal Amount	Price to Public	Discounts and Commissions		Proceeds to Old Dominion

2003 Series A Bonds	$200,000,000%			%		%

Total	$200,000,000	$	$		$

The price to the public for the bonds includes accrued interest, if any, from the date of authentication of the bonds. The proceeds to us do not reflect the expenses we will pay in connection with the offering other than underwriting discounts and commissions. See “UNDERWRITING.”

We expect the bonds will be available for delivery in New York, New York in book-entry form on or about July     , 2003, through the facilities of The Depository Trust Company against payment for the bonds in immediately available funds.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful and complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

JPMorgan	Banc of America Securities LLC

July , 2003

Old Dominion
Electric Cooperative
Legend
Old Dominion Member Distribution Cooperatives' Service Territories
Other Utilities' Service Territories
Existing Generating Facilities
Future Generating Facilities
Pennsylvania
Maryland
Rock Springs
New Jersey Turnpike
New Jersey
Baltimore
Dover
West Virginia
Virginia
Washington D.C.
Delaware
Maryland
Marsh Run
Louisa
North Anna
Maryland
Virginia
Chesapeake Bay
Richmond
Atlantic Ocean
Norfolk
Clover
Virginia
North Carolina
N
Indiana
Ohio
Pennsylvania
NJ
West Virginia
Kentucky
Tennessee
North Carolina

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the bonds we are offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in that prospectus. The second part, the accompanying prospectus, gives more general information about debt securities we may offer from time to time, including debt securities other than the bonds we are offering in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the documents incorporated by reference in that prospectus, you should rely on this prospectus supplement.

You should read and consider all of the information contained in this prospectus supplement and the accompanying prospectus and all information incorporated by reference in either document in making your investment decision. You also should read and consider the information in the documents we have referred you to in “WHERE TO FIND MORE INFORMATION ABOUT OLD DOMINION ELECTRIC COOPERATIVE” in this prospectus supplement.

We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located.

You should rely only on the information contained in or explicitly incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus supplement, the accompanying prospectus or any information incorporated by reference in either document is accurate as of any date other than the date of that information.

Prospectus Supplement

i

SUMMARY OF OFFERING

The following summary contains information about our company, the offering and the terms of the bonds that we believe is important. You should read this entire prospectus supplement and the accompanying prospectus and all information incorporated by reference in either document for a complete understanding of our company, the offering and the bonds. This prospectus supplement contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our business and industry. These forward-looking statements involve risks and uncertainties. Actual events or results could differ materially from those described in these forward-looking statements as a result of a variety of factors. We will not update any forward-looking statements, even if new information becomes available or other events occur in the future, except as required by law.

Old Dominion

We were formed in 1948 as a not-for-profit power supply cooperative. We provide wholesale electric services to our members. Our members include twelve customer-owned electric distribution cooperatives that sell electric services to customers in portions of Virginia, Delaware, Maryland and West Virginia. We also sell power to another member, TEC Trading, Inc., which is owned by our member distribution cooperatives.

Our principal office is located at 4201 Dominion Boulevard, Glen Allen, Virginia 23060. Our telephone number is (804) 747-0592.

In this prospectus supplement and the accompanying prospectus, the words “we,” “us” and “our” refer to Old Dominion Electric Cooperative unless the context indicates otherwise.

Bonds Offered	$200,000,000 principal amount of 2003 Series A Bonds due December 1, 2028. The bonds will be issued in multiples of $1,000.

Interest	The bonds will bear interest at % per year. We will pay interest on the bonds on June 1 and December 1, beginning December 1, 2003.

Sinking Fund Redemption

The bonds will be subject to mandatory pro rata sinking fund redemption at a redemption price of 100% of the principal amount of the bonds being redeemed, plus accrued interest, commencing December 1, 2005, and on each December 1 afterwards to and including December 1, 2027. See “DESCRIPTION OF THE BONDS—Sinking Fund Redemption.”

Make-Whole Redemption	We may redeem the bonds, in whole or in part, prior to their stated maturity, at our option. The redemption price for the bonds will equal the greater of:

•	100% of the principal amount of the bonds being redeemed plus interest accrued through the redemption date but not yet due and payable; and

•	the sum of the present values of the remaining principal and interest payments on the bonds being redeemed, discounted at a rate equal to the sum of (1) the yield to maturity of the U.S. Treasury security having a life equal to, or the average yield to maturity of two U.S. Treasury securities closely corresponding to, the remaining average life of the bonds being redeemed and trading in the secondary market at the price closest to par, and (2)     basis points;

plus, in either case, interest due and payable but unpaid on the bonds being redeemed. See “DESCRIPTION OF THE BONDS—Make-Whole Redemption.”

Indenture

Payment of the bonds will be secured initially by a first lien on substantially all of our tangible and some of our intangible properties, equally and ratably with all other obligations issued under our Indenture of Trust and Deed of Mortgage, dated as of May 1, 1992, as supplemented and amended (the “Amended Indenture”).

In 2001, we entered into an Amended and Restated Indenture which, if it becomes effective, will amend and restate the Amended Indenture (as amended and supplemented, the “Restated Indenture”). The Restated Indenture can become effective without the consent of the holders of the bonds. When the Restated Indenture becomes effective, the lien of the Amended Indenture will be released and the bonds will be unsecured general obligations, ranking equally and ratably with all of our other unsecured and unsubordinated obligations, subject to some exceptions. The earliest date we expect the Restated Indenture could become effective is December 1, 2003. When we refer to the “Indenture” in this prospectus supplement, we mean the Amended Indenture or the Restated Indenture, whichever is then in effect. See “DESCRIPTION OF THE DEBT SECURITIES—Amendments to the Indenture” in the accompanying prospectus.

Reporting Obligations

We do not intend to register the bonds under Section 12(b) of the Securities Exchange Act of 1934. We are subject to the reporting requirements of Section 13(a) of the Securities Exchange Act, however, because we have another series of securities registered under the Securities Exchange Act. We intend to continue filing periodic reports under the Securities Exchange Act for so long as we have any publicly held debt securities.

Market for Bonds

We do not intend to list the bonds on any securities exchange or have them quoted on the National Association of Securities Dealers Automated Quotation System. As a result, there may not be a secondary market for the bonds. The underwriters intend, but are not obligated, to make a market in the bonds. See “UNDERWRITING.”

OLD DOMINION ELECTRIC COOPERATIVE

We were formed in 1948 as a not-for-profit power supply cooperative. We provide wholesale electric services to our members. Our members include twelve customer-owned electric distribution cooperatives that sell electric services to customers in portions of Virginia, Delaware, Maryland and West Virginia. Through our member distribution cooperatives, we provide retail electric service to more than 464,000 electric customers (meters) representing approximately 1.2 million people. We also sell power to another member, TEC Trading, Inc., which is owned by our member distribution cooperatives.

Our principal office is located at 4201 Dominion Boulevard, Glen Allen, Virginia 23060. Our telephone number is (804) 747-0592.

WHERE TO FIND MORE INFORMATION ABOUT

OLD DOMINION ELECTRIC COOPERATIVE

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You also may access our SEC filings on the SEC’s website at http://www.sec.gov.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information that we file with the SEC automatically will update and supersede this information, the accompanying prospectus and the information incorporated by reference in those documents. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we sell all of the bonds:

•	our Annual Report on Form 10-K for the year ended December 31, 2002; and

•	our Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2003.

You may request a free copy of any of these filings by writing or telephoning us at:

Old Dominion Electric Cooperative

4201 Dominion Boulevard

Glen Allen, Virginia 23060

Attn: Assistant Vice President and Controller

Telephone: (804) 747-0592

SUMMARY FINANCIAL DATA

The summary financial data below present selected historical information relating to our financial condition and results of operations. The financial data for the five years ended December 31, 2002, are derived from our audited consolidated financial statements. The financial data for the three-month periods ended March 31, 2003, and 2002, are derived from our unaudited condensed consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. You should read the information contained in this table together with the financial data included or incorporated by reference in this prospectus supplement. See “WHERE TO FIND MORE INFORMATION ABOUT OLD DOMINION ELECTRIC COOPERATIVE.”

	Three Months Ended March 31,		Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands, except ratios)
Operating revenues	$143,917	$132,247	$494,642	$487,287	$422,031	$390,060	$364,221
Operating expenses	(129,684)	(121,568)	(450,659)	(442,392)	(377,335)	(336,735)	(298,026)
Operating margin	14,233	10,679	43,983	44,895	44,696	53,325	66,195
Net margin	2,716	2,516	9,996	8,440	8,229	9,839	12,094
Net electric plant	$978,403	$723,117	$938,086	$695,008	$648,898	$699,531	$766,966
Total assets	1,439,489	1,274,959	1,430,059	1,254,933	1,010,572	1,050,512	1,126,544
Patronage capital	238,250	228,053	235,534	225,538	224,598	216,369	206,530
Long-term debt	751,351	625,914	750,682	625,232	449,823	509,606	584,630
Total capitalization	989,170	853,839	975,305	851,168	674,165	723,659	791,857
Margins for interest ratio	1.47	1.22	1.20	1.21	1.20	1.24	1.34
Ratio of earnings to fixed charges	0.84	1.02	0.94	1.14	1.16	1.16	1.17
Equity ratio	24.1%	26.7%	23.9%	26.5%	33.3%	29.8%	26.1%

The Indenture obligates us to establish the rates we charge our member distribution cooperatives to achieve a margins for interest ratio equal to at least 1.10. We calculate the margins for interest ratio by dividing our margins for interest by our interest charges. See “DESCRIPTION OF THE DEBT SECURITIES—Rate Covenant” in the accompanying prospectus for a description of the calculations of margins for interest and interest charges under the Amended Indenture. In 2002, the Amended Indenture was amended to modify the provisions for calculating margins for interest and interest charges. If we had calculated our margins for interest ratio under the prior provisions for each of the periods in which they were in effect, the ratio would have been 1.20 for each of those periods. In addition, if the prior provisions currently were in effect, our margins for interest ratio still would be 1.20 for the above periods occurring after the modification of the Amended Indenture.

We do not take the ratio of earnings to fixed charges or the equity ratio into account in setting our rates. Our ratio of earnings to fixed charges and our equity ratio are less than that of many investor-owned utilities because we operate on a not-for-profit basis and establish rates to collect sufficient revenue to recover our cost of service and produce margins sufficient to meet financial coverage requirements and accumulate additional equity required by our board of directors.

We calculate the ratio of earnings to fixed charges by dividing our earnings by our fixed charges. For purposes of this calculation, earnings are the sum of our net margins and our fixed charges less capitalized interest during the period. Our fixed charges consist of all of our interest costs, whether expensed or capitalized, amortization of debt issue costs and discount or premium related to our indebtedness, and the interest portion of our rent expense.

Our equity ratio equals our patronage capital divided by the sum of our long-term debt and patronage capital. Patronage capital consists of our aggregate net margins that we have not distributed to our members.

PLAN OF FINANCE AND USE OF PROCEEDS

We expect the net proceeds of this offering to be approximately $         million after the payment of underwriting discounts and offering expenses. We will use the net proceeds as part of the funding required to:

•	redeem outstanding indebtedness; and

•	finance capital expenditures relating to our generating facilities, including a portion of the future cost to develop and construct three combustion turbine facilities.

Until applied for these purposes, we may temporarily invest the net proceeds of this offering or use the net proceeds for general corporate or working capital purposes.

Redemption of 1993 Bonds

On December 1, 2003, we currently expect to redeem our 7.48% First Mortgage Bonds, 1993 Series A due 2013 and our 7.78% First Mortgage Bonds, 1993 Series A due 2023. The cost to redeem these bonds on that date, including premium, is $153.7 million.

Capital Expenditures

We incur substantial capital expenditures each year related to additions to our electric plant and equipment. In recent years, we have made significant capital expenditures to develop and construct three combustion turbine facilities in Cecil County, Maryland and Louisa County and Fauquier County, Virginia. These facilities are known as Rock Springs, Louisa and Marsh Run, respectively. The actual and projected yearly costs, including capitalized interest, to develop and construct these facilities are as follows:

	Actual			Projected
Facility	2000	2001	2002	2003	2004	Facility Total
	(in millions)
Rock Springs	$10.6	$33.5	$82.3	$23.9	$—	$150.3
Louisa	18.4	34.7	137.3	39.1	—	229.5
Marsh Run	12.3	6.5	33.5	152.3	22.2	226.8

Yearly total	$41.3	$74.7	$253.1	$215.3	$22.2	$606.6

At March 31, 2003, we had expended an aggregate of $402.8 million in connection with the construction and development of these facilities since 2000. This amount includes loans we made to our subsidiary owning our interest in Rock Springs. The sources of these funds have been our internally generated funds and the net proceeds of previous issuances of indebtedness under the Indenture.

Additional Financings

We will issue additional debt securities under the Indenture to fund the remaining costs required to (1) redeem the First Mortgage Bonds, 1993 Series A Bonds, if we elect to redeem those bonds, and (2) complete the combustion turbine facilities, to the extent those costs are not funded by the net proceeds of this offering or internally generated funds. We also may borrow amounts as necessary to fund these costs under our available lines of credit. The amount available under these lines of credit totals $245 million. The commitments under lines of credit we obtained primarily for the purpose of providing interim funding for the development and construction of the combustion turbine facilities total $120 million; the commitments under lines of credit we obtained for working capital purposes total $125 million. Currently, we have no amounts outstanding and do not expect to draw under our construction-related lines of credit or our general working capital lines of credit.

RECENT DEVELOPMENTS

As part of our regular evaluation of our power supply and resource options, on May 9, 2003, we issued a request for proposals to serve specified portions of our member distribution cooperatives’ capacity or energy requirements on the Delmarva Peninsula. We sought proposals for service beginning on January 1, 2004, and ending on May 31 of 2008 or 2013. We currently are evaluating responses to the request.

In addition to this request for proposals relating to the Delmarva Peninsula, we also are exploring our power supply options to serve our member distribution cooperatives’ requirements on the Virginia mainland. Currently, we are negotiating an arrangement granting us the option to purchase a portion of our intermediate energy requirements on the Virginia mainland at prices that will be based on specified heat rate and variable gas prices.

We cannot predict whether we will enter into any new power supply arrangements as a result of the request for proposals or our negotiations for an option to purchase a portion of our energy requirements on the Virginia mainland. In all events, we will continue to take actions to evaluate and balance our power supply portfolio from time to time pursuant to our long-term power supply strategy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Future Issues—Reliance on Energy Purchases” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2002.

DESCRIPTION OF THE BONDS

The following description of the particular terms of the 2003 Series A Bonds supplements and, to the extent inconsistent, replaces the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. Some defined terms in the Indenture are used in this summary without capitalization; those terms have the meanings given to them in the accompanying prospectus or the Indenture. The bonds are “debt securities” referred to in the accompanying prospectus.

The 2003 Series A Bonds will be issued under the Amended Indenture. See “DESCRIPTION OF THE DEBT SECURITIES—Amendments to Indenture” in the accompanying prospectus for a description of possible future amendments to the Indenture.

General

The bonds will mature on December 1, 2028. We will pay interest on the bonds at the annual rate of     % (on the basis of a 360-day year of twelve 30-day months), from the date of issuance or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year. The first interest payment date will be December 1, 2003. On each interest payment date, we will pay interest to the person in whose name the bonds are registered at the close of business on the regular record date for that interest payment, which is the 15th day (whether or not a business day) of the calendar month next preceding the interest payment date. If interest on the bonds is not punctually paid or duly provided for, we will pay that amount instead to each registered holder of the bonds on a special record date not more than 15 nor less than 10 days prior to the date of the proposed payment. Principal of, and premium (if any) and interest on, the bonds will be payable, and the transfer of interests in the bonds will be effected, through the facilities of The Depository Trust Company, as described under “DESCRIPTION OF THE DEBT SECURITIES—Book-Entry System; Exchangeability” in the accompanying prospectus. The bonds will be issued in multiples of $1,000.

Make-Whole Redemption

We may redeem the bonds, in whole or in part, on any date prior to their maturity, at our option. We must give at least 30 days, but not more than 60 days, prior notice of redemption mailed to the registered address of each holder of bonds being redeemed except as otherwise required by the procedures of The Depository Trust Company. The redemption price for the bonds will be equal to the greater of:

•	100% of the principal amount of the bonds being redeemed plus interest accrued through the redemption date but not yet due and payable; and

•	the sum of the present values of the remaining principal and interest payments on the bonds being redeemed, discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of (1) the yield to maturity of the U.S. Treasury security having a life equal to the remaining average life of the maturity of bonds being redeemed and trading in the secondary market at the price closest to par, and (2) basis points;

plus, in either case, interest due and payable but unpaid on the bonds being redeemed.

If there is no U.S. Treasury security having a life equal to the remaining average life of the bonds being redeemed, the discount rate will be calculated using a yield to maturity determined on a straight-line basis (rounding to the nearest calendar month, if necessary) from the average yield to maturity of two U.S. Treasury securities having lives most closely corresponding to the remaining average life of the bonds being redeemed and trading in the secondary market at the price closest to par.

If less than all of the outstanding bonds are to be redeemed, the bonds to be redeemed will be selected by the trustee in any method it deems fair and appropriate and the portion of the bonds not so redeemed will be in multiples of $1,000.

If we give notice of the optional redemption of the bonds but the trustee does not have enough funds on deposit to pay the full redemption price of the bonds to be redeemed, those bonds will remain outstanding as though no redemption notice had been given. The failure of the trustee to have sufficient funds to effect the redemption will not constitute a payment or other default by us under the Indenture and we will not be liable to any holder of those bonds as a result of the failed redemption. If the trustee has enough designated funds on deposit to effect a redemption at the time we give notice of the redemption, then we are obligated to redeem the bonds as provided in that notice.

Sinking Fund Redemption

The bonds will be redeemed, on a pro rata basis, through the operation of a mandatory sinking fund, commencing on December 1, 2005, and continuing on December 1 in each year afterwards to the maturity date for the bonds upon not less than 30 nor more than 60 days’ notice mailed to each holder (a person in whose name a bond is registered in the register maintained by the trustee) of bonds being redeemed at the holder’s registered address, except as otherwise required by the procedures of The Depository Trust Company. The sinking fund redemption price will be equal to 100% of the principal amount of the bonds being redeemed plus accrued interest to the redemption date, including interest due on an interest payment date that is on or prior to the redemption date. The principal amount of the bonds being redeemed and the redemption dates as well as the principal amount payable on the maturity date, are set forth below.

Date	Amount
December 1, 2005	$
December 1, 2006
December 1, 2007
December 1, 2008
December 1, 2009
December 1, 2010
December 1, 2011
December 1, 2012
December 1, 2013
December 1, 2014
December 1, 2015
December 1, 2016
December 1, 2017
December 1, 2018
December 1, 2019
December 1, 2020
December 1, 2021
December 1, 2022
December 1, 2023
December 1, 2024
December 1, 2025
December 1, 2026
December 1, 2027
December 1, 2028(1)

(1)	The final maturity date of the bonds.

The bonds that we acquire and surrender for cancellation or redeem (other than by means of sinking fund redemptions) will be credited against future sinking fund payments for the bonds and the principal payment to be made on the maturity date of the bonds, in proportion to the respective amounts of those sinking fund and principal payments.

Book-Entry System

The bonds will be issued in the form of one or more global bonds, which will be deposited with, and on behalf of, The Depository Trust Company, New York, New York, called DTC, and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the bonds through DTC if they are participants in that system, or indirectly through organizations which are participants in the system. A more detailed description of the procedures of DTC, with respect to the bonds is set forth in the accompanying prospectus under “DESCRIPTION OF THE DEBT SECURITIES—Book-Entry System; Exchangeability.”

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement, dated the date of this prospectus supplement, between us and J.P. Morgan Securities Inc. and Banc of America Securities LLC, as underwriters, the underwriters severally have agreed to purchase and we have agreed to sell to them the respective principal amounts of the bonds set forth below opposite their respective names:

Underwriter	Amount
J.P. Morgan Securities Inc.	$140,000,000
Banc of America Securities LLC	$60,000,000

Total	$200,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the bonds are subject to approval of related legal matters by their counsel and to other conditions. The underwriters are committed to purchase all of the bonds if they purchase any of the bonds.

The underwriters propose to offer all or part of the bonds directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price may be changed.

We estimate that our expenses in connection with the sale of the bonds, other than underwriting discounts, will be approximately $     million. This estimate includes the expenses we will pay relating to printing, rating agency fees, trustees’ fees and legal fees, including the fees of counsel to the underwriters, among other expenses.

We have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in connection with the sale of the bonds.

The bonds are a new issue of securities with no established trading market. We cannot give any assurances to you concerning the liquidity of, or the development of a trading market for, the bonds. The underwriters may make a market in the bonds, but are not obligated to do so and may discontinue making a market at any time without notice.

In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may overallot in connection with the offering, creating short positions in the bonds for their own accounts. In addition, to cover overallotments or to stabilize the price of the bonds, the underwriters may bid for and purchase the bonds in the open market. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of the activities at any time. The underwriters may also impose a penalty bid. This occurs when one underwriter repays to another underwriter a portion of the underwriting discount received by it because repurchased bonds have been sold by or for the account of the repaying underwriter in stabilizing or short covering transactions.

We expect that the bonds will be available for delivery against payment for the bonds in immediately available funds on or about July     , 2003, the fourth business day following the date of this prospectus supplement (“T+4”). Under Rule 15c6-1 under the Securities Exchange Act, trades of securities in the secondary market generally are required to settle within three business days following the pricing of the trades, unless the parties to any trade expressly agree otherwise. We have agreed with the underwriters in the underwriting agreement to settle the bonds on a T+4 trade cycle.

We may engage in other transactions with the underwriters and their affiliates from time to time in the ordinary course of business.

LEGAL OPINIONS

LeClair Ryan, A Professional Corporation, and Orrick, Herrington & Sutcliffe LLP will pass upon the legality and enforceability of the bonds for us. Sutherland Asbill & Brennan LLP will pass upon other legal matters in connection with the bonds for the underwriters.

EXPERTS

The consolidated financial statements of Old Dominion Electric Cooperative as of December 31, 2002, and December 31, 2001, and for the three years ended December 31, 2002, appearing in Old Dominion Electric Cooperative’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

APPENDIX A

MEMBER FINANCIAL AND STATISTICAL INFORMATION

Financial and statistical information relating to our twelve member distribution cooperatives is set forth in the following tables. Table 1 contains selected operational and financial information. Tables 2 and 3 show the average number of customers served and annual megawatt-hour sales by each member distribution cooperative by customer class. Table 4 identifies the annual revenues of each member distribution cooperative by customer class. Tables 5 and 6 describe other selected financial information.

The assets, liabilities, equity, revenues, and margins of the member distribution cooperatives should not be attributed to us. The member distribution cooperatives are not our subsidiaries, but rather our owners. We have no legal interest in their properties, liabilities, equity, revenues or margins. In addition, the revenues of our member distribution cooperatives are not pledged to us, but their revenues are the source from which they pay for the capacity and energy they receive from us. Revenues of the member distribution cooperatives are, however, pledged under their respective mortgages or other financial documents.

Our member distribution cooperatives operate on a not-for-profit basis. Accumulated margins remaining after payment of expenses and provision for depreciation constitute patronage capital of the customers of these members. Refunds of accumulated patronage capital to the individual customers are made from time to time on a patronage basis subject to each member distribution cooperative’s policies and in conformity with limitations contained in each member distribution cooperative’s financing arrangements.

The information in the tables below may not be indicative of the future results of our member distribution cooperatives. The recent enactment of legislation enabling retail customers to choose their supplier of electric service, but not transmission and distribution service, may significantly affect the member distribution cooperatives’ future results and financial conditions.

The information in the tables below has been taken from the Rural Utilities Service (“RUS”) Financial and Statistical Reports (RUS Form 7) prepared by our member distribution cooperatives. Neither we nor the RUS has independently verified this information. We have compiled the information in the “Total” columns from these RUS Forms 7.

S-A-1

TABLE 1

OLD DOMINION ELECTRIC COOPERATIVE

SELECTED STATISTICS OF EACH MEMBER*

(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2002
Full time employees	42	50	159	32	118
Total miles energized	1,197	1,901	5,387	1,463	5,381
Average monthly residential revenue ($ per consumer)	86.53	85.97	103.31	118.99	94.82
Average monthly residential (KWh per consumer)	918	815	1,114	1,370	1,087
Average residential revenue (cents per KWh)	9.42	10.55	9.28	8.69	8.72
Total equity as a percentage of assets	39.9	37.6	43.0	55.5	48.7

2001
Full time employees	41	51	155	31	116
Total miles energized	1,178	1,885	5,284	1,444	5,203
Average monthly residential revenue ($ per consumer)	83.12	89.58	102.00	118.00	92.67
Average monthly residential (KWh per consumer)	892	841	1,097	1,350	1,056
Average residential revenue (cents per KWh)	9.32	10.65	9.30	8.74	8.77
Total equity as a percentage of assets	40.0	36.4	42.8	53.6	48.9

2000
Full time employees	40	48	159	30	115
Total miles energized	1,167	1,864	5,207	1,430	5,027
Average monthly residential revenue ($ per consumer)	75.77	74.94	99.43	111.03	90.34
Average monthly residential (KWh per consumer)	874	828	1,064	1,346	1,031
Average residential revenue (cents per KWh)	8.67	9.05	9.34	8.25	8.76
Total equity as a percentage of assets	39.3	36.1	42.2	51.1	48.2

*	These figures were compiled from Form 7 Financial and Statistical Reports.

S-A-2

TABLE 1—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

SELECTED STATISTICS OF EACH MEMBER*

(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

124	53	290	40	285	113	172	1,478
4,207	1,860	5,236	1,086	10,996	4,834	7,552	51,100
90.12	97.34	125.26	115.49	118.44	105.25	116.39	110.25
973	991	1,289	1,312	1,251	1,203	1,097	1,164
9.26	9.83	9.72	8.80	9.46	8.75	10.61	9.47
39.5	50.5	59.0	45.2	41.3	46.5	34.2	46.9

123	52	293	34	279	111	153	1,439
4,179	1,827	5,120	1,074	10,545	4,765	7,446	49,950
88.07	94.15	123.09	113.52	115.47	106.88	114.54	108.33
936	971	1,159	1,247	1,205	1,197	1,064	1,110
9.41	9.69	10.62	9.11	9.58	8.93	10.77	9.76
40.6	50.9	57.0	46.8	42.7	46.0	33.9	46.7

122	48	315	34	267	113	156	1,447
4,145	1,806	4,950	1,058	10,294	4,701	7,340	48,989
79.20	85.61	102.74	104.84	109.78	87.34	97.63	97.04
931	948	1,150	1,335	1,229	1,206	1,079	1,107
8.51	9.03	8.93	7.85	8.93	7.24	9.05	8.76
38.4	50.2	52.6	47.9	43.4	44.8	32.0	45.0

S-A-3

TABLE 2

OLD DOMINION ELECTRIC COOPERATIVE

AVERAGE NUMBER OF CUSTOMERS SERVED BY EACH MEMBER*

(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2002
Residential service (farm & non-farm)	9,978	10,993	38,747	8,086	56,603
Commercial & industrial—Small	642	580	3,427	1,504	5,397
Commercial & industrial—Large	2	2	14	2	1
Irrigation	84	0	0	11	189
Other electric service	125	0	280	29	454

Total customers served	10,831	11,575	42,468	9,632	62,644

2001
Residential service (farm & non-farm)	9,791	10,844	38,246	7,995	54,665
Commercial & industrial—Small	630	582	3,107	1,462	4,647
Commercial & industrial—Large	2	2	14	2	1
Irrigation	78	0	0	10	182
Other electric service	129	0	274	27	426

Total customers served	10,630	11,428	41,641	9,496	59,921

2000
Residential service (farm & non-farm)	9,692	10,669	37,765	7,907	53,237
Commercial & industrial—Small	611	583	2,722	1,423	3,974
Commercial & industrial—Large	2	2	15	2	2
Irrigation	67	0	0	9	167
Other electric service	127	0	265	28	403

Total customers served	10,499	11,254	40,767	9,369	57,783

*	These figures were compiled from Form 7 Financial and Statistical Reports.

S-A-4

TABLE 2—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

AVERAGE NUMBER OF CUSTOMERS SERVED BY EACH MEMBER*

(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

28,089	15,048	101,901	8,777	76,752	29,311	45,194	429,479
1,403	856	7,031	904	3,972	4,888	1,561	32,165
8	0	32	6	214	19	249	549
0	0	0	0	0	0	0	284
278	76	14	91	637	0	191	2,175

29,778	15,980	108,978	9,778	81,575	34,218	47,195	464,652

27,722	14,717	97,255	8,623	73,932	28,845	44,209	416,844
1,397	861	6,685	877	3,890	4,642	1,521	30,301
10	0	29	6	207	17	248	538
0	0	0	0	0	0	0	270
268	76	15	91	636	0	182	2,124

29,397	15,654	103,984	9,597	78,665	33,504	46,160	450,077

27,392	14,480	92,394	8,308	71,297	28,229	43,319	404,689
1,347	845	6,443	829	3,768	4,449	1,472	28,466
12	0	29	33	193	14	232	536
0	0	0	0	0	0	0	243
261	75	15	91	547	0	169	1,981

29,012	15,400	98,881	9,261	75,805	32,692	45,192	435,915

S-A-5

TABLE 3

OLD DOMINION ELECTRIC COOPERATIVE

ANNUAL MEGAWATT-HOUR SALES BY CUSTOMER CLASS OF EACH MEMBER*

(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2002
Residential service (farm & non-farm)	109,974	107,482	517,835	132,917	738,403
Commercial & industrial—Small	25,677	28,711	154,586	17,878	133,906
Commercial & industrial—Large	71,179	21,839	74,215	2,701	9,998
Irrigation	1,252	0	0	257	2,665
Other electric service	1,696	0	561	8,511	6,043

Total megawatt-hour sales	209,778	158,032	747,197	162,264	891,015

2001
Residential service (farm & non-farm)	104,748	109,503	503,267	129,491	692,917
Commercial & industrial—Small	24,447	29,601	144,847	17,478	121,680
Commercial & industrial—Large	71,245	19,734	76,854	3,235	10,317
Irrigation	981	0	0	267	1,498
Other electric service	1,748	0	487	7,869	5,728

Total megawatt-hour sales	203,169	158,837	725,456	158,340	832,140

2000
Residential service (farm & non-farm)	101,650	106,006	482,329	127,674	658,847
Commercial & industrial—Small	24,040	29,597	134,679	17,623	113,859
Commercial & industrial—Large	72,790	17,691	77,753	2,764	10,536
Irrigation	721	0	0	205	771
Other electric service	1,677	0	205	7,111	5,444

Total megawatt-hour sales	200,878	153,294	694,966	155,377	789,457

*	These figures were compiled from Form 7 Financial and Statistical Reports.

S-A-6

TABLE 3—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

ANNUAL MEGAWATT-HOUR SALES BY CUSTOMER CLASS OF EACH MEMBER*

(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

328,025	178,890	1,575,816	138,217	1,152,634	423,200	594,941	5,998,333
63,215	33,300	653,549	24,150	101,685	101,849	21,443	1,359,948
104,091	0	300,992	54,817	993,406	181,381	100,003	1,914,622
0	0	0	0	0	0	0	4,174
26,953	1,632	2,964	30,349	5,790	0	22,857	107,356

522,283	213,821	2,533,321	247,533	2,253,515	706,430	739,244	9,384,433

311,316	171,543	1,352,553	128,990	1,068,980	414,478	564,282	5,552,067
60,134	31,159	602,381	22,910	100,746	98,828	20,387	1,274,599
115,143	0	281,401	48,828	915,094	170,867	91,226	1,803,944
0	0	0	0	0	0	0	2,746
25,330	1,504	2,710	30,708	5,839	0	22,828	104,750

511,922	204,206	2,239,044	231,436	2,090,658	684,173	698,723	8,738,106

306,040	164,760	1,275,375	133,127	1,051,670	408,656	560,760	5,376,894
60,987	30,786	618,612	8,982	99,945	95,156	19,730	1,253,996
116,043	0	261,955	60,400	936,254	167,782	85,789	1,809,757
0	0	0	0	0	0	0	1,697
25,036	1,443	2,678	30,046	6,082	0	11,069	90,791

508,106	196,989	2,158,620	232,555	2,093,951	671,594	677,348	8,533,135

S-A-7

TABLE 4

OLD DOMINION ELECTRIC COOPERATIVE

ANNUAL REVENUES BY CUSTOMER CLASS OF EACH MEMBER*

(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2002
Residential service (farm & non-farm)	$10,360,813	$11,340,628	$48,037,095	$11,546,287	$64,404,712
Commercial & industrial—Small	2,462,511	2,700,894	12,481,477	1,660,044	10,160,818
Commercial & industrial—Large	4,821,577	1,473,267	4,397,450	182,528	596,999
Irrigation	115,680	0	0	38,849	229,601
Other electric service	183,002	0	98,347	700,521	785,568

Total electric sales	17,943,583	15,514,789	65,014,369	14,128,229	76,177,698
Other operating revenue	295,190	373,534	973,487	158,750	1,082,304

Total operating revenue	$18,238,773	$15,888,323	$65,987,856	$14,286,979	$77,260,002

2001
Residential service (farm & non-farm)	$9,766,132	$11,657,348	$46,813,497	$11,320,453	$60,788,404
Commercial & industrial—Small	2,310,651	2,792,251	12,217,194	1,632,842	9,383,937
Commercial & industrial—Large	4,640,489	1,471,847	4,555,199	208,281	621,447
Irrigation	100,336	0	0	37,856	147,529
Other electric service	184,626	0	96,216	646,509	732,747

Total electric sales	17,002,234	15,921,446	63,682,106	13,845,941	71,674,064
Other operating revenue	281,594	268,878	1,053,261	153,591	1,080,185

Total operating revenue	$17,283,828	$16,190,324	$64,735,367	$13,999,532	$72,754,249

2000
Residential service (farm & non-farm)	$8,812,142	$9,594,712	$45,058,674	$10,534,632	$57,712,465
Commercial & industrial—Small	2,111,398	2,275,994	11,440,508	1,575,090	8,849,499
Commercial & industrial—Large	4,228,437	1,222,104	4,587,028	169,772	644,569
Irrigation	71,110	0	0	31,015	58,810
Other electric service	166,815	0	78,648	556,784	687,221

Total electric sales	15,389,902	13,092,810	61,164,858	12,867,293	67,952,564
Other operating revenue	256,752	214,945	927,203	132,419	793,366

Total operating revenue	$15,646,654	$13,307,755	$62,092,061	$12,999,712	$68,745,930

*	These figures were compiled from Form 7 Financial and Statistical Reports.

S-A-8

TABLE 4—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

ANNUAL REVENUES BY CUSTOMER CLASS OF EACH MEMBER*

(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

$30,375,753	$17,576,800	$153,174,448	$12,163,411	$109,087,449	$37,019,648	$63,119,273	$568,206,317
5,436,632	3,046,258	61,910,313	2,006,755	9,983,541	9,008,575	2,129,946	122,987,764
5,958,657	0	16,153,548	3,352,194	46,888,793	10,646,818	6,820,397	101,292,228
0	0	0	0	0	0	0	384,130
2,066,001	157,270	480,915	2,210,381	668,809	0	2,367,516	9,718,330

43,837,043	20,780,328	231,719,224	19,732,741	166,628,592	56,675,041	74,437,132	802,588,769
332,258	377,986	2,782,926	184,474	1,721,099	842,067	469,688	9,593,763

$44,169,301	$21,158,314	$234,502,150	$19,917,215	$168,349,691	$57,517,108	$74,906,820	$812,182,532

$29,298,582	$16,627,636	$143,650,731	$11,746,561	$102,444,764	$36,995,227	$60,763,979	$541,873,314
5,366,810	2,842,015	60,753,701	1,896,173	9,943,901	9,000,733	2,017,573	120,157,781
7,010,928	0	13,649,916	3,090,185	46,629,742	10,618,878	6,272,395	98,769,307
0	0	0	0	0	0	0	285,721
1,943,797	141,955	486,810	2,231,158	632,533	0	2,128,553	9,224,904

43,620,117	19,611,606	218,541,158	18,964,077	159,650,940	56,614,838	71,182,500	770,311,027
336,533	370,486	2,777,876	170,416	1,342,989	733,252	558,791	9,127,852

$43,956,650	$19,982,092	$221,319,034	$19,134,493	$160,993,929	$57,348,090	$71,741,291	$779,438,879

$26,032,950	$14,876,158	$113,915,590	$10,451,665	$93,927,535	$29,585,909	$50,751,772	$471,254,204
4,834,196	2,588,116	48,480,651	734,859	9,095,678	7,407,798	1,690,076	101,083,863
5,997,707	0	13,654,104	3,227,972	37,689,528	8,222,205	5,617,040	85,260,466
0	0	0	0	0	0	0	160,935
1,702,272	125,819	431,646	1,790,177	602,628	0	811,885	6,953,895

38,567,125	17,590,093	176,481,991	16,204,673	141,315,369	45,215,912	58,870,773	664,713,363
294,781	334,472	1,897,892	158,306	1,279,555	501,629	356,497	7,147,817

$38,861,906	$17,924,565	$178,379,883	$16,362,979	$142,594,924	$45,717,541	$59,227,270	$671,861,180

S-A-9

TABLE 5

OLD DOMINION ELECTRIC COOPERATIVE

SELECTED STATISTICS OF EACH MEMBER*

(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2002
Operating revenue and patronage capital	$18,238,773	$15,888,323	$65,987,857	$14,286,979	$77,260,002
Depreciation and amortization	1,200,480	1,416,153	5,035,547	820,641	8,477,990
Other operating expenses	14,981,975	12,218,963	53,170,241	11,937,770	62,855,081

Electric operating margins	2,056,318	2,253,207	7,782,069	1,528,568	5,926,931
Other income	837,710	218,895	1,223,602	255,937	1,318,919

Gross operating margins	2,894,028	2,472,102	9,005,671	1,784,505	7,245,850
Interest on long-term debt	817,009	1,318,347	4,381,651	542,127	2,299,914
Other deductions	29,506	14,646	208,764	471	133,176

Net margins	$2,047,513	$1,139,109	$4,415,256	$1,241,907	$4,812,760

2001
Operating revenue and patronage capital	$17,283,828	$16,190,324	$64,735,360	$13,999,532	$72,754,249
Depreciation and amortization	1,160,554	1,320,128	4,723,452	795,352	8,586,222
Other operating expenses	14,531,213	12,463,506	53,980,832	11,112,135	60,502,792

Electric operating margins	1,592,061	2,406,690	6,031,076	2,092,045	3,665,235
Other income	367,107	309,685	1,251,171	226,444	1,280,216

Gross operating margins	1,959,168	2,716,375	7,282,247	2,318,489	4,945,451
Interest on long-term debt	892,292	1,251,015	4,423,688	618,363	2,650,045
Other deductions	36,461	14,151	102,763	8,678	54,458

Net margins	$1,030,415	$1,451,209	$2,755,796	$1,691,448	$2,240,948

2000
Operating revenue and patronage capital	$15,646,655	$13,307,755	$62,092,062	$12,999,712	$68,745,930
Depreciation and amortization	1,959,462	1,200,492	4,580,392	1,238,079	8,136,360
Other operating expenses	12,726,863	10,671,646	51,739,205	10,338,783	57,157,098

Electric operating margins	960,330	1,435,617	5,772,465	1,422,850	3,452,472
Other income	368,829	321,815	1,298,628	420,636	3,448,261

Gross operating margins	1,329,159	1,757,432	7,071,093	1,843,486	6,900,733
Interest on long-term debt	834,577	1,268,673	4,326,002	651,839	2,837,668
Other deductions	35,378	15,698	345,358	9,946	67,285

Net margins	$459,204	$473,061	$2,399,733	$1,181,701	$3,995,780

*	These figures were compiled from Form 7 Financial and Statistical Reports.

S-A-10

TABLE 5—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

SELECTED STATISTICS OF EACH MEMBER*

(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

$44,169,301	$21,158,314	$234,331,839	$19,917,215	$168,349,691	$57,517,108	$74,906,820	$812,012,222
2,892,396	1,454,372	11,105,820	1,042,143	10,992,525	4,567,055	5,881,748	54,886,870
37,646,845	17,332,520	174,009,619	17,523,219	140,248,268	45,326,903	58,644,027	645,895,431

3,630,060	2,371,422	49,216,400	1,351,853	17,108,898	7,623,150	10,381,045	111,229,921
881,122	321,225	6,342,151	337,589	3,305,473	1,033,706	1,154,459	17,230,788

4,511,182	2,692,647	55,558,551	1,689,442	20,414,371	8,656,856	11,535,504	128,460,709
2,005,410	840,520	8,182,619	606,805	7,807,296	2,569,342	5,535,876	36,906,916
28,681	31,996	806,849	23,588	173,489	(1,740)	989,776	2,439,202

$2,477,091	$1,820,131	$46,569,083	$1,059,049	$12,433,586	$6,089,254	$5,009,852	$89,114,591

$43,956,650	$19,982,091	$220,128,926	$19,134,492	$160,993,928	$57,347,818	$71,741,291	$778,248,489
2,750,493	1,486,783	10,847,594	969,112	11,228,638	4,469,132	5,502,567	53,840,027
35,460,112	16,603,275	167,655,995	16,713,060	135,359,340	44,337,460	55,566,211	624,285,931

5,746,045	1,892,033	41,625,337	1,452,320	14,405,950	8,541,226	10,672,513	100,122,531
890,561	322,633	6,289,786	334,604	2,702,360	968,466	1,078,815	16,021,848

6,636,606	2,214,666	47,915,123	1,786,924	17,108,310	9,509,692	11,751,328	116,144,379
2,460,953	863,298	9,464,023	678,862	8,270,752	2,874,588	5,891,903	40,339,782
196,424	55,191	537,833	66,857	568,847	48,019	83,660	1,773,342

$3,979,229	$1,296,177	$37,913,267	$1,041,205	$8,268,711	$6,587,085	$5,775,765	$74,031,255

$38,861,906	$17,924,565	$184,389,898	$16,362,979	$142,594,924	$45,717,541	$59,227,270	$677,871,197
2,668,175	1,894,486	11,130,605	996,970	10,332,017	3,599,265	5,079,389	52,815,692
32,738,287	15,051,705	145,329,096	14,240,889	117,687,193	37,726,723	47,378,603	552,786,091

3,455,444	978,374	27,930,197	1,125,120	14,575,714	4,391,553	6,769,278	72,269,414
568,526	312,264	6,900,703	309,856	2,547,284	928,300	1,056,056	18,481,158

4,023,970	1,290,638	34,830,900	1,434,976	17,122,998	5,319,853	7,825,334	90,750,572
2,283,679	852,474	10,071,664	577,877	8,053,535	2,821,390	5,323,929	39,903,307
97,270	31,690	(44,125)	27,069	197,945	27,104	48,051	858,669

$1,643,021	$406,474	$24,803,361	$830,030	$8,871,518	$2,471,359	$2,453,354	$49,988,596

S-A-11

TABLE 6

OLD DOMINION ELECTRIC COOPERATIVE

CONDENSED BALANCE SHEET OF EACH MEMBER*

(As of December 31)

	A&N	BARC	Choptank	Community	Delaware
2002
Assets
Total utility plant	41,389,061	46,294,365	159,531,358	28,707,854	168,602,464
Accumulated depreciation	13,674,510	13,154,836	42,971,986	9,821,502	79,884,441

Net utility plant	27,714,551	33,139,529	116,559,372	18,886,352	88,718,023
Other assets	11,637,762	8,394,334	39,619,668	8,953,705	43,182,156

Total assets	39,352,313	41,533,863	156,179,040	27,840,057	131,900,179

Equities and liabilities
Equity	15,705,422	15,623,172	67,138,081	15,452,776	64,238,926
Long term debt	20,344,878	22,715,231	76,852,430	10,265,930	46,899,628
Other liabilities	3,302,013	3,195,460	12,188,529	2,121,351	20,761,625

Total equity and liabilities	39,352,313	41,533,863	156,179,040	27,840,057	131,900,179

2001
Assets
Total utility plant	38,353,514	43,981,408	151,128,988	28,338,018	162,703,039
Accumulated depreciation	13,011,148	12,271,651	39,342,251	9,898,778	74,469,983

Net utility plant	25,342,366	31,709,757	111,786,737	18,439,240	88,233,056
Other assets	10,083,579	9,478,760	38,803,206	9,105,810	38,252,507

Total assets	35,425,945	41,188,517	150,589,943	27,545,050	126,485,563

Equities and liabilities
Equity	14,171,955	15,000,450	64,414,369	14,777,424	61,829,932
Long term debt	18,439,115	23,417,904	72,567,973	10,748,279	44,869,669
Other liabilities	2,814,875	2,770,163	13,607,601	2,019,347	19,785,962

Total equity and liabilities	35,425,945	41,188,517	150,589,943	27,545,050	126,485,563

2000
Assets
Total utility plant	36,256,772	41,115,629	147,504,106	27,323,286	157,057,629
Accumulated depreciation	12,116,310	11,565,968	36,811,331	10,154,234	68,060,894

Net utility plant	24,140,462	29,549,661	110,692,775	17,169,052	88,996,735
Other assets	10,641,018	8,278,640	37,197,291	9,674,234	38,327,499

Total assets	34,781,480	37,828,301	147,890,066	26,843,286	127,324,234

Equities and liabilities
Equity	13,678,447	13,664,461	62.371,878	13,711,137	61,395,258
Long term debt	16,693,016	22,103,569	71,155,699	11,137,571	46,703,490
Other liabilities	4,410,017	2,060,271	14,362,489	1,994,578	19,225,486

Total equity and liabilities	34,781,480	37,828,301	147,890,066	26,843,286	127,324,234

*	These figures were compiled from Form 7 Financial and Statistical Reports.

S-A-12

TABLE 6—(Continued)

OLD DOMINION ELECTRIC COOPERATIVE

CONDENSED BALANCE SHEET OF EACH MEMBER*

(As of December 31)

Mecklenburg	Northern Neck	Northern Virginia	Prince George	Rappahannock	Shenandoah Valley	Southside	Total

103,549,022	48,496,467	417,671,979	34,101,607	366,503,575	119,501,577	192,033,253	1,726,382,582
31,715,565	17,260,968	116,089,239	10,927,726	103,470,658	42,050,521	49,069,866	530,091,818

71,833,457	31,235,499	301,582,740	23,173,881	263,032,917	77,451,056	142,963,387	1,196,290,764
28,613,795	11,397,329	184,229,508	10,533,722	108,714,589	32,467,042	38,342,990	526,086,600

100,447,252	42,632,828	485,812,248	33,707,603	371,747,506	109,918,098	181,306,377	1,722,377,364

39,652,678	21,515,547	286,770,440	15,230,363	153,434,119	51,115,944	62,025,120	807,902,588
48,888,488	16,658,501	150,536,368	12,609,633	181,567,887	49,607,443	95,879,536	732,825,953
11,906,086	4,458,780	48,505,440	5,867,607	36,745,500	9,194,711	23,401,721	181,648,823

100,447,252	42,632,828	485,812,248	33,707,603	371,747,506	109,918,098	181,306,377	1,722,377,364

98,873,515	45,257,964	399,668,765	30,947,128	336,613,405	112,829,917	183,358,447	1,632,054,108
30,147,973	16,308,846	106,765,335	10,489,550	95,737,900	38,984,056	47,884,200	495,311,671

68,725,542	28,949,118	292,903,430	20,457,578	240,875,505	73,845,861	135,474,247	1,136,742,437
25,736,187	10,475,151	179,027,946	10,275,973	92,061,500	33,770,881	36,930,754	494,002,254

94,461,729	39,424,269	471,931,376	30,733,551	332,937,005	107,616,742	172,405,001	1,630,744,691

38,390,669	20,061,149	269,191,465	14,386,673	142,084,921	49,509,260	58,495,762	762,314,029
44,665,552	15,612,418	168,563,520	12,393,553	156,397,672	49,559,299	89,430,298	706,665,252
11,405,508	3,750,702	34,176,391	3,953,325	34,454,412	8,548,183	24,478,941	161,765,410

94,461,729	39,424,269	471,931,376	30,733,551	332,937,005	107,616,742	172,405,001	1,630,744,691

95,251,605	42,776,987	370,251,537	28,548,006	313,413,614	108,111,085	170,521,981	1,538,132,237
28,380,452	15,557,466	96,439,255	9,655,197	87,672,645	35,534,216	43,285,608	455,233,576

66,871,153	27,219,521	273,812,282	18,892,809	225,740,969	72,576,869	127,236,373	1,082,898,661
25,492,792	10,281,658	163,101,723	9,621,864	85,199,923	27,532,935	39,565,764	464,915,341

92,363,945	37,501,179	436,914,005	28,514,673	310,940,892	100,109,804	166,802,137	1,547,814,002

35,501,209	18,816,721	229,807,305	13,655,353	135,045,825	44,818,038	53,349,669	695,815,301
46,826,556	14,824,099	173,825,622	11,464,262	144,702,921	47,444,210	86,862,908	693,743,923
10,036,180	3,860,359	33,281,078	3,395,058	31,192,146	7,847,556	26,589,560	158,254,778

92,363,945	37,501,179	436,914,005	28,514,673	310,940,892	100,109,804	166,802,137	1,547,814,002

S-A-13

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 15, 2003

PROSPECTUS

$720,000,000

Old Dominion Electric Cooperative

Debt Securities

We may from time to time sell at one or more times up to an aggregate of $720 million of debt securities. The debt securities may consist of bonds, notes, or other obligations. We will describe the specific terms of each series of debt securities that we offer in supplements to this prospectus. Neither you nor we may use this prospectus to carry out sales of debt securities unless it is accompanied by a prospectus supplement, which will be made available at the time of each offering of debt securities.

You should carefully read this prospectus, any prospectus supplement to this prospectus and all information incorporated by reference in either document before you invest in the debt securities.

INVESTING IN THE DEBT SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 1 FOR MORE INFORMATION.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July     , 2003

RISK FACTORS

AN INVESTMENT IN THE DEBT SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND THE INFORMATION INCORPORATED BY REFERENCE IN THOSE DOCUMENTS BEFORE PURCHASING ANY DEBT SECURITIES. WE CONSIDER THESE RISKS TO BE MATERIAL TO YOUR DECISION WHETHER TO INVEST IN THE DEBT SECURITIES AT THIS TIME. YOU MAY VIEW RISKS DIFFERENTLY THAN WE DO AND WE MAY OMIT A RISK THAT WE CONSIDER IMMATERIAL BUT YOU CONSIDER IMPORTANT. AN ADVERSE OUTCOME OF ANY OF THE FOLLOWING RISKS COULD MATERIALLY AFFECT OUR BUSINESS OR FINANCIAL CONDITION AND CAUSE THE VALUE OF YOUR INVESTMENT IN THE DEBT SECURITIES TO DECLINE.

We rely heavily on purchases of energy from other power suppliers.

We supply our member distribution cooperatives with all of their power, that is capacity and energy, requirements, with limited exceptions. Our costs to provide this capacity and energy are passed through to our member distribution cooperatives under our wholesale power contracts with them. We obtain the power to serve their requirements from generating facilities in which we have an interest and purchases of power from other power suppliers.

Historically, our power supply strategy has relied heavily on purchases of energy from other power suppliers. In 2002, we purchased approximately 53.9% of our energy requirements. These purchases consisted of a combination of purchases under long-term contracts and market purchases of energy in the forward, short-term and spot markets. Our reliance on market energy purchases may continue far into the future. While we currently are constructing three combustion turbine facilities in Maryland and Virginia, we anticipate that these facilities will provide only about 10% of our energy requirements upon commercial operation. Our reliance on market energy purchases also could increase because the operation of our generation facilities is subject to many risks, including the shutdown of our facilities or breakdown or failure of equipment.

Purchasing power in the market helps us mitigate high fixed costs relating to the ownership of generating facilities but exposes us, and consequently our member distribution cooperatives, to significant market price risk because energy prices can fluctuate substantially over short periods of time. When we enter into long-term power purchase contracts or agree to purchase energy at a date in the future, we rely on models based on our judgments and assumptions of factors such as future demand for market prices of energy and the price of commodities, such as natural gas used to generate electricity. Our models become less reliable the further into the future that the estimates are made. Although we have engaged ACES Power Marketing LLC (“APM”), an energy trading and risk management company, to assist us in developing strategies to meet our power requirements in the most economical manner, we still may purchase energy at a price which is higher than our member distribution cooperatives’ competitors’ costs of generating energy or future market prices of energy.

Counterparties under power purchase arrangements may fail to perform their obligations to us.

Because we rely heavily on the purchase of energy from other power suppliers, we are exposed to the risk that counterparties will default in performance of their obligations to us. While we utilize APM to assist us in analyzing default risks of counterparties and other credit issues related to these purchases, defaults may still occur. Defaults may take the form of failure to physically deliver the purchased energy. If this occurs, we may be forced to enter into alternative contractual arrangements or purchase energy in the forward, short-term or spot markets at then-current market prices that may exceed the prices previously agreed to with the defaulting counterparty.

Our member distribution cooperatives are now or will be subject to market competition.

Virginia, Delaware and Maryland each have deregulated the power component of electric service. In general, these states’ restructuring legislation permits our member distribution cooperatives’ customers to purchase electricity from an alternate supplier while our member distribution cooperatives continue to provide distribution services to consumers of electricity located in their certificated service territories. The percentage of our member distribution cooperatives’ customers that can choose an alternate power supplier is approximately 75.6% today. This percentage will increase to approximately 99.7% by January 1, 2004. To date, no customer of our member distribution cooperatives has selected an alternate supplier of power.

To facilitate the implementation of retail competition, the restructuring legislation in all three states requires each member distribution cooperative to cap the bundled rates (consisting of power, transmission and distribution components and, in some cases, a competitive transition charge) that it charges customers in its certificated service territory during a specified transition period. During this period, a member distribution cooperative will incur losses if its costs, including its cost for power purchased from us, are greater than the applicable capped rate for power it is able to charge its customers. In Virginia, our member distribution cooperatives may, however, recover costs related to the purchase of energy from us outside of their capped rates. These members constituted approximately 82% of our energy sales in 2002. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Future Issues—Competition and Changing Regulations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2002.

Following the introduction of retail competition, if the amount we charge our member distribution cooperatives for energy under the wholesale power contracts is not competitive with prevailing market energy prices, the member distribution cooperatives may become less competitive relative to other power suppliers and their customers may switch to alternate suppliers of electricity. Operating successfully in this new market-based, competitive environment requires different skills and expertise than those required in a fully-regulated market. Our members have limited operating history in this new environment. If a member distribution cooperative experiences significant financial losses, it may have difficulty performing its obligations to us under its wholesale power contract.

Failure to maintain our tax-exempt status could result in significant tax liabilities.

To maintain our tax-exempt status under the Internal Revenue Code, as amended, we must receive at least 85% of our gross receipts from our members. Currently, we have significant non-member receipts, including investment interest, income on the decommissioning fund for the North Anna Nuclear Power Station, a two unit nuclear generating facility (“North Anna”), and interest from deposits associated with two long-term lease transactions related to our 50% interest in the Clover Power Station, a two unit coal-fired generating facility (“Clover”). If in any given year, our member receipts are less than 85% of our gross receipts, we would become a taxable entity for that year and our resulting tax liability could be significant.

Our ability to maintain our tax-exempt status is dependent upon many factors. Several of these factors are outside our control, such as the effect of weather on power sales and interest rates. In addition, a decrease in member revenues resulting from the effect of retail competition also could cause us to lose our tax-exempt status. We regularly monitor the level of our non-member gross receipts to assist us in taking actions to preserve our tax-exempt status. Our member receipts in each year have been in excess of 85% of our total gross receipts.

We are subject to risks associated with owning an interest in a nuclear generating facility.

We have an 11.6% undivided ownership interest in North Anna which provided approximately 15.4% of our energy requirements in 2002. Ownership of an interest in a nuclear generating facility involves risks, including:

•	potential liabilities relating to harmful effects on the environment and human health resulting from the operation of the facility and the storage, handling and disposal of radioactive materials;

•	significant capital expenditures relating to maintenance, operation and repair of the facility, including repairs required by the Nuclear Regulatory Commission;

•	limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with operation of the facility; and

•	uncertainties regarding the technological and financial aspects of decommissioning a nuclear plant at the end of its licensed life.

The Nuclear Regulatory Commission has broad authority under federal law to impose licensing and safety-related requirements for the operation of North Anna. If the facility is not in compliance, the Nuclear Regulatory Commission may impose fines or shut down one or both units until compliance is achieved or both depending upon its assessment of the situation. Revised safety requirements issued by the Nuclear Regulatory Commission have, in the past, necessitated substantial capital expenditures at other nuclear generating facilities. In addition, although we have no reason to anticipate a serious nuclear incident at North Anna, if an incident did occur, it could have a material but presently undeterminable adverse effect on our operations or financial condition. Further, any unexpected shut down at North Anna as a result of regulatory non-compliance or unexpected maintenance will require us to purchase replacement energy. We can buy this replacement power either from Virginia Electric Power Company (“Virginia Power”) or the market. The price of any replacement energy purchased from Virginia Power equals the average price of energy produced at predetermined Virginia Power-owned combustion turbine facilities. These costs currently are higher than the price of energy that we otherwise could purchase in the market. As a result, we likely would replace energy previously expected to be provided by North Anna with purchases of energy in the market that could be significantly higher than the cost of energy generated by North Anna.

The development, construction and start-up of our combustion turbine facilities are subject to risks.

Over the past several years, we have been developing and constructing three combustion turbine facilities in Maryland and Virginia. Development and construction risks relating to these types of facilities include:

•	equipment and material supply interruptions;

•	unforeseen engineering, environmental and geological problems;

•	unanticipated cost overruns; and

•	delays or increased costs to interconnect our facilities to transmission grids.

Although one facility and four of the five units at another facility are now available for commercial operation, the commencement of operation of a newly constructed generating facility also involves risks, including start-up problems, the breakdown or failure of power generation equipment, transmission facilities or other equipment or processes, or performance below expected levels of output or efficiency.

Proceeds from insurance, warranties or performance guarantees resulting from the occurrence of these events may not be adequate to cover lost revenues or increased costs, including unanticipated capital expenditures and the cost of replacement capacity and energy we may be forced to purchase from the market if the facilities are not operational by the dates contemplated or if start-up problems occur.

We are subject to rapid changes in the financial markets which could negatively impact our ability to access capital.

Recently, the financial markets have been subject to significant instability based on national and international events, including events in the energy industry. As a result, financial markets have constrained the ability of many businesses, especially energy businesses, to, at least temporarily, access capital. As part of our plan of finance for the construction of the combustion turbine facilities, we anticipate issuing additional debt securities under our Indenture referred to below. If our ability to access the capital markets becomes significantly constrained, our interest costs will likely increase and our financial condition and future results of operations could be significantly harmed.

Adverse changes in our credit ratings could negatively impact our ability to access capital and may require us to provide credit support for some of our obligations.

Changes in our credit ratings also could affect our ability to access capital. Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) and Fitch, Inc. currently rate our outstanding obligations issued under the Indenture at A+ (outlook stable), A3 (outlook negative) and A (outlook stable), respectively. If these agencies were to downgrade our ratings, particularly below investment grade, our borrowing costs could increase materially. In addition, we likely would be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. In addition, in limited circumstances, we have obligations to provide credit support if our obligations issued under the Indenture are rated below specified thresholds by S&P and Moody’s. These circumstances relate to our sale and leaseback of our interest in pollution control facilities at Clover, our lease and leaseback of our undivided interest in Clover Unit 1 and some of our purchases of power in the market.

Under the sale and leaseback of our interest in pollution control facilities at Clover, we must provide support in the form of cash, letter of credit, guarantee, or other collateral satisfactory to the lessor within 90 days after the obligations issued under the Indenture are rated less than investment grade (that is, “BBB-” by S&P or “Baa3” by Moody’s). At March 31, 2003, the maximum amount of collateral we could have been required to provide under this provision was approximately $2.7 million.

In connection with the lease and leaseback of our undivided interest in Clover Unit 1, we agreed to deliver a letter of credit to the institutional investor party to the lease within 90 days after our obligations under the Indenture are rated less than a specified minimum rating. This minimum rating is “A-” by S&P and “A3” by Moody’s, but our minimum Moody’s rating may fall to “Baal” if at that time our S&P rating is “A” or better and there is no public announcement of negative ratings implications by either S&P or Moody’s. If our ratings had been below this minimum rating at March 31, 2003, we would have been required to provide a letter of credit in the amount of approximately $52.6 million.

In addition, like many other utilities, we purchase power in the market pursuant to a form master power purchase and sale agreement (“EEI Form Contract”) prepared by the Edison Electric Institute, an association of U.S. investor owned electric utilities and industry affiliates. The EEI Form Contract is intended to standardize the terms and conditions of purchases of power in the market and consequently foster trading among utilities. Under the terms of the EEI Form Contract, a utility may agree to provide collateral if its ratings fall below a specified threshold. At March 31, 2003, we were party to 21 agreements based on the EEI Form Contract and three other power purchase agreements obligating us to provide collateral if our credit ratings fell below specified thresholds. Collectively, at March 31, 2003, if the credit ratings by S&P and Moody’s of our obligations issued under the Indenture fell below “BBB” or “Baa2” or investment grade (i.e., “BBB-” or “Baa3”), respectively, we would have been obligated to provide collateral security in the amount of approximately $7.4 million and $10.9 million, respectively. This calculation is based on energy prices on March 31, 2003 and delivered power for which we have not yet paid. Depending on the difference between the price of power under the contracts and the price of power in the market at the time of the calculation, this amount could increase or decrease accordingly.

Finally, we are a member of PJM Interconnection, LLC (“PJM”). In accordance with PJM’s credit policies, PJM subjects each applicant, participant and member of PJM to a complete credit evaluation to determine its creditworthiness, and whether it must provide any collateral to support its obligations in connection with its PJM transactions. PJM has never required us to provide any collateral to support our obligations. A material change in our financial conditions, including the downgrading of our credit rating by any rating agency, could cause PJM to re-revaluate our creditworthiness and require that we provide collateral. At March 31, 2003, if our ratings were lowered and PJM determined that we needed to provide collateral to support our obligations, PJM could have asked us to provide up to approximately $13.6 million of collateral security.

To the extent that we would have to provide additional credit support as a result of a downgrade in our credit ratings, our ability to access additional credit may be limited and our liquidity, including our ability to service our outstanding indebtedness, may be materially impaired.

Environmental regulation may limit our operations.

We are required to comply with numerous federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations change constantly. While we believe that we have obtained all material environmental-related approvals currently required to own and operate our facilities or that these approvals have been applied for and will be issued in a timely manner, we may incur significant additional costs because of compliance with these requirements. Failure to comply with environmental laws and regulations could have a material effect on us, including potential civil or criminal liability and the imposition of fines or expenditures of funds to bring our facilities into compliance. Delay in obtaining or failure to obtain and maintain in effect any environmental approvals, or delay or failure to satisfy any applicable environmental regulatory requirements, could impact construction of the combustion turbine facilities, operation of our existing facilities or sale of energy from these facilities or could result in significant additional cost to us.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $720,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under “WHERE TO FIND MORE INFORMATION ABOUT OLD DOMINION ELECTRIC COOPERATIVE” before you invest in the debt securities.

OLD DOMINION ELECTRIC COOPERATIVE

We were formed in 1948 as a not-for-profit power supply cooperative. We provide wholesale electric services to our members on a cost-effective basis. Our members include twelve customer-owned electric distribution cooperatives that sell electric services to retail customers in portions of Virginia, Delaware, Maryland and West Virginia. In 2002, these members provided retail electric service to more than 464,000 electric customers (meters) representing approximately 1.2 million people. We also sell power to another member, TEC Trading, Inc., which is owned by our member distribution cooperatives.

Our principal office is located at 4201 Dominion Boulevard, Glen Allen, Virginia 23060. Our telephone number is (804) 747-0592.

WHERE TO FIND MORE INFORMATION ABOUT

OLD DOMINION ELECTRIC COOPERATIVE

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file with the SEC at the SEC’s public reference room at 450 West Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You also may access our SEC filings on the SEC’s website at http://www.sec.gov.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC automatically will update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until we sell all of the debt securities we are offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2002; and

•	our Quarterly Report on Form 10-Q, as amended, for the quarter ended March 31, 2003.

You may request a free copy of any of these filings by writing or telephoning us at:

Old Dominion Electric Cooperative

4201 Dominion Boulevard

Glen Allen, Virginia 23060

Attn: Assistant Vice President and Controller

Telephone: (804) 747-0592

You should rely only on the information explicitly incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any information incorporated by reference in either document is accurate as of any date other than the date of that information.

USE OF PROCEEDS

Unless we indicate otherwise in the prospectus supplement accompanying this prospectus, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes. These purposes may include the repayment or refinancing of long-term or short-term indebtedness, capital expenditures and working capital. The net proceeds may be invested temporarily until they are used for their intended purposes.

CAUTION REGARDING FORWARD–LOOKING STATEMENTS

This prospectus, a prospectus supplement accompanying this prospectus and information incorporated by reference in either document may contain forward-looking statements regarding matters that could have an impact on our business, financial condition and future operations. These statements, based on our expectations and estimates, are not guarantees of future performance and are subject to risks, uncertainties, and other factors that could cause actual events or results to differ materially from those expressed in the forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to, general business conditions, increased competition in the electric utility industry, changes in our tax status, demand for power, federal and state legislative and regulatory actions and legal and administrative proceedings, and unanticipated changes in operating expenses and capital expenditures. Any forward-looking statement speaks only as of the date on which the statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made even if new information becomes available or other events occur in the future.

FINANCIAL RATIOS

Our earnings to fixed charges ratio, margins for interest ratio and equity ratio are set forth below for the periods indicated. We establish the rates we charge our member distribution cooperatives to achieve a margins for interest ratio at least equal to the ratio required in our Indenture referred to below. See “DESCRIPTION OF THE DEBT SECURITIES” below. We do not take the ratio of earnings to fixed charges or the equity ratio into account in setting our rates. Our ratio of earnings to fixed charges and our equity ratio are less than that of many investor-owned utilities because we operate on a not-for-profit basis and establish rates to collect sufficient revenue to recover our cost of service and produce margins sufficient to meet financial coverage requirements and accumulate additional equity required by our board of directors.

	Three Months Ended March 31, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Margins for interest ratio	1.47	1.20	1.21	1.20	1.24	1.34
Ratio of earnings to fixed charges	0.84	0.94	1.14	1.16	1.16	1.17
Equity ratio	24.1%	23.9%	26.5%	33.3%	29.8%	26.1%

The Indenture obligates us to establish the rates we charge our member distribution cooperatives to achieve a margins for interest ratio equal to at least 1.10. We calculate the margins for interest ratio by dividing our margins for interest by our interest charges. See “DESCRIPTION OF THE DEBT SECURITIES—Rate Covenant” for a description of the calculations of margins for interest and interest charges under the Amended Indenture referred to below. In 2002, the Amended Indenture was amended to modify the provisions for calculating margins for interest and interest charges. If we had calculated our margins for interest ratio under the prior provisions for each of the periods in which they were in effect, the ratio would have been 1.20 for each of those periods. In addition, if the prior provisions currently were in effect, our margins for interest ratio still would be 1.20 for the above periods occurring after the modification of the Amended Indenture.

We calculate the ratio of our earnings to fixed charges by dividing our earnings by our fixed charges. For purposes of this calculation, earnings are the sum of our net margins and our fixed charges less capitalized interest during the period. Our fixed charges consist of all of our interest costs, whether expensed or capitalized, amortization of debt issue costs and discount or premium related to our indebtedness, and the interest portion of our rent expense.

Our equity ratio equals our patronage capital divided by the sum of our long-term debt and patronage capital. Patronage capital consists of our aggregate net margins that we have not distributed to our members.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities covered by this prospectus will be issued in the form of bonds under the Amended Indenture referred to below or in the form of bonds, notes or other obligations under the Restated Indenture referred to below. SunTrust Bank, as successor to Crestar Bank, currently acts as trustee under these indentures.

Amendments to the Indenture

In 2001, we entered into a supplemental indenture to our Indenture of Mortgage and Deed of Trust, dated as of May 1, 1992, as then supplemented and amended (the “Original Indenture”). This supplemental indenture contained amendments to the Original Indenture which would become effective with the consent of a majority of the holders of obligations outstanding under the Original Indenture. These amendments related to, among other things, modification or elimination of covenants and the calculation of margins for interest and interest charges. A majority of the holders of obligations outstanding under the Original Indenture consented to the amendments on December 17, 2002. The Original Indenture as modified by these amendments and as in effect on the date of this prospectus is referred to as the “Amended Indenture.”

The 2001 supplemental indenture also contained provisions which, if they become effective, will amend and restate the Amended Indenture to release its lien on our property. In this prospectus, we refer to the Amended Indenture as it may be amended and restated in accordance with the 2001 supplemental indenture as the “Restated Indenture.” We refer to the “Indenture” as the Amended Indenture or the Restated Indenture, whichever is then in effect at the applicable time.

The Restated Indenture, pursuant to which we may issue various series of debt securities issued in the form of bonds, notes, and other obligations (other than subordinated debt), will become effective when all obligations under the Indenture issued prior to September 1, 2001, cease to be outstanding or when the holders of those obligations consent to the release of the lien of the Amended Indenture and the effectiveness of the Restated Indenture. The date the Restated Indenture becomes effective is referred to as the “Release Date.” The Release Date will not occur if an event of default exists under the Amended Indenture or if an event of default would occur immediately following the effectiveness of the Restated Indenture. The release of a subordinated mortgage on our interest in Clover Unit 2 also is to be obtained prior to the Release Date. After the Release Date, the debt securities will be unsecured general obligations, ranking equally and ratably with all of our other unsecured and unsubordinated obligations, subject to some exceptions. See “Security for Payment of the Obligations Prior to Release Date; Conversion to Unsecured Obligations on Release Date” below. The earliest date we expect the Restated Indenture may become effective is December 1, 2003.

General

The following summary of some of the provisions of the Indenture do not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions of terms. Some defined terms in the Indenture are used in this summary without capitalization; those terms have the meanings given to them in the Indenture. The Original Indenture, the 2001 supplemental indenture containing the amendments set forth in the Amended Indenture and the Restated Indenture, each are filed with the Securities and Exchange Commission. See “WHERE TO FIND MORE INFORMATION ABOUT OLD DOMINION ELECTRIC COOPERATIVE” for information on how to obtain a copy. You also may obtain a copy of the Original Indenture, the 2001 supplemental indenture or the Restated Indenture from the trustee or from us.

Obligations of all series which have been or may be issued under the Indenture, including those issued pursuant to this prospectus or any related prospectus supplement may be referred to as “Obligations.”

If interest on the debt securities is not punctually paid or duly provided for, we may pay that amount instead to each registered holder of the debt securities on a special record date not more than 15 nor less than 10 days prior to the date of the proposed payment. We will pay principal of, and premium (if any) and interest on the debt securities to the registered holder. If the debt securities are held in book-entry form, we will pay interest to the depository. In addition, if the debt securities are held in book-entry form, transfers of interests in the debt securities will be effected through the depository.

For purposes of determinations or computations relating to the Obligations, we will use accounting requirements as are in use in the United States at the time of the determination of any computation required or permitted under the Indenture, or, at our option, those requirements or determinations in use on the date of the Indenture.

Specific Terms of Each Series

Each time that we offer a series of debt securities related to this prospectus, we will specify the particular amount, price and other terms of those debt securities in a prospectus supplement. These terms may include:

•	the title of the series of debt securities and whether they will be issued pursuant to the Amended Indenture or the Restated Indenture;

•	the date or dates on which the principal of and premium (if any) on the series of debt securities will be payable;

•	the interest rate or rates on the series of debt securities and the date from which that interest will accrue;

•	the dates on which we will pay interest on the series of debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

•	the place or places where principal of and premium (if any) and interest on the series of debt securities will be payable;

•	any redemption dates, prices, obligations and restrictions on the series of debt securities;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the series of debt securities;

•	the denominations in which the series of debt securities will be issued;

•	the portion of the principal amount of the series of debt securities that is payable on the declaration of acceleration of the maturity;

•	the applicable overdue rate if other than the interest rate stated in the title of the series of debt securities;

•	any modifications of or additions to the events of default in the Indenture for the series;

•	if the amount of principal of and premium (if any) or interest on any series of debt securities may be determined by reference to an index based on either a currency other than that in which that series of debt securities are payable or any other method specifying the manner in which these amounts will be determined;

•	whether and to what extent any other means of satisfaction and discharge, which is sometimes referred to as “defeasance” will be applicable to the series of debt securities other than as described below under “Defeasance”;

•	if the series of debt securities are to be issued in the form of one or more securities and, if so, the identity of the depository or depositaries of the debt security;

•	if the series of debt securities are to be insured; and

•	any other specific terms of the series of debt securities.

Rate Covenant

The Indenture requires us, subject to any necessary approval or determination of any regulatory or judicial authority with jurisdiction, to establish and collect rates reasonably expected to yield margins for interest for each fiscal year equal to 1.10 times total interest charges for that fiscal year. The Indenture requires these amounts, together with other moneys available to us, to provide moneys sufficient for us to remain in compliance with the Indenture.

Margins for interest under the Indenture equal the sum of:

•	our net margins;

•	plus revenues that are subject to refund at a later date which were deducted in the determination of net margins;

•	plus non-recurring charges that may have been deducted in determining net margins;

•	plus total interest charges (calculated as described below); and

•	plus income tax accruals imposed on income after deduction of total interest for the applicable period.

In calculating margins for interest under the Indenture, we factor in any item of net margin, loss, income, gain, earnings or profits of any of our affiliates or subsidiaries, only if we have received those amounts as a dividend or other distribution from the affiliate or subsidiary or if we have made a contribution to, or payment under a guarantee or like agreement for an obligation of, the affiliate or subsidiary. Any amounts that we are required to refund in subsequent years do not reduce margins for interest as calculated under the Indenture for the year the refund is paid.

Interest charges under the Amended Indenture equal our total interest charges (other than capitalized interest) related to (1) all Obligations under the Amended Indenture, (2) indebtedness secured by a lien equal or prior to the lien of the Amended Indenture, and (3) obligations secured by liens created or assumed in connection with a tax-exempt financing for the acquisition or construction of property used by us, in each case including amortization of debt discount and expense or premium. Interest charges under the Restated Indenture will equal our interest charges (other than capitalized interest) related to all Obligations under the Indenture and all of our other obligations (other than subordinated indebtedness) to repay borrowed money or the deferred purchase price of property or services, including amortization of debt discount and premium on issuance, but excluding the interest charges on indebtedness attributed to any capitalized lease or similar agreement.

The failure to achieve the margins for interest ratio will not itself result in an event of default. We must, however, review our rates promptly upon any material change in circumstances since their last review and at least annually. In addition, we then must promptly revise our rates if necessary to comply with the margins for interest covenant subject to any necessary regulatory approvals. A failure to establish rates reasonably expected to achieve a 1.10 margins for interest ratio will be an event of default under the Indenture if that failure continues for 45 days after we receive notice of this failure from either the trustee or the holders of 10% of the Obligations outstanding, unless this failure results from our inability to obtain regulatory approval to revise our rates.

Security for Payment of the Obligations Prior to Release Date; Conversion to Unsecured Obligations on Release Date

Until the Release Date, the debt securities will be secured equally and ratably with all other Obligations issued under the Indenture by a first lien on substantially all of our tangible and some of our intangible properties, including our generation, transmission and distribution properties and some of our contracts relating to the purchase, sale or transmission of electricity of three years or more in duration or to the ownership, operation or maintenance of electric generation, transmission or distribution facilities, excluding excepted property.

Excepted property as defined in the Amended Indenture includes among other things:

•	cash on hand or in banks (other than moneys deposited with the trustee under the terms of the Amended Indenture);

•	contracts and contract rights not specifically subject to the lien of the Amended Indenture;

•	instruments and specified securities (other than those required to be deposited with the trustee);

•	patents and trademarks;

•	the right to bring an action or enforce a judgment;

•	transportation equipment (including vehicles, vessels and barges);

•	office furniture, equipment and supplies and data processing, accounting and other computer equipment, software and supplies and leases for office purposes;

•	other leases for an original term of less than five years;

•	specified nonassignable permits and licenses;

•	timber, oil, gas, coal, ore and other minerals and all electric energy generated; and

•	our interest in other property in which a security interest cannot legally be perfected.

Our title to the mortgaged property and the lien of the Amended Indenture are subject to permitted encumbrances, which may include, among other things, identified restrictions, exceptions, reservations, conditions and limitations existing on the mortgaged property on the date the Indenture was recorded; reservations in U.S. patents; non-delinquent or contested tax, mechanics’, materialmen’s or contractors’ liens; local improvement district assessments; leases for a term of not more than two years; specified easements; the undivided interests of other owners or liens on those undivided interests, and the rights of those owners in property they own with us; the pledge of current assets (other than accounts receivable) to secure current liabilities; specified liens related to the issuance of tax-exempt debt instruments for the acquisition or construction of property; the pledge or assignment of accounts receivable or conditional sales contracts in connection with the sale of power so long as, on the date of the sale, no event of default under the Indenture then exists; and some leases and reservations and liens for non-delinquent rent or wages.

The lien of the Amended Indenture also is subject to a lien in favor of the trustee to recover amounts owing to the trustee under the Indenture. In addition, our title to the mortgaged property and the lien of the Amended Indenture is subject to other prior rights and encumbrances which we do not believe adversely affect in any material respect our right to use that property to secure the debt securities.

All of our after-acquired property, other than excepted property, is subject to a lien under the Indenture and further subject to:

•	specified purchase money and pre-existing liens;

•	limitations, in the case of consolidation, merger or sale of substantially all of our assets; and

•	recordation of supplements to the Indenture describing that after-acquired property, in the case of real property.

From and after the Release Date, the debt securities, all other Obligations then still outstanding and any other future Obligations issued under the Indenture will be unsecured general obligations and will rank equally and ratably with all of our other unsecured and unsubordinated obligations subject to some exceptions. On the Release Date, any lien or security interest arising under the Indenture will be released and the trustee is required to take any actions reasonably necessary to confirm or give notice of the release and to evidence the reconveyance, re-assignment and transfer to us of all right, title and interest of the trustee in the collateral.

Credit Enhancer

Under the Indenture, any person who unconditionally agrees to provide any undertaking to pay any Obligations to the extent not paid by us, for example an insurer of a series of Obligations or the issuer of a letter of credit securing the payment when due of the principal of and interest on a series of Obligations, will be considered a holder of those Obligations for purposes of giving any approval or consent with respect to:

•	approving supplemental indentures or other amendments to the Indenture (other than any change which cannot be made without the consent of each holder of an Obligation affected by the change);

•	giving any other approval, consent or notice to effect any waiver;

•	exercising any remedies; and

•	taking any other action that can be taken by the holders of those Obligations.

If that person is in default of performing their undertaking they will not be considered a holder in place of the registered holders of those Obligations.

Release and Substitution of Property Prior to Release Date; Negative Pledge After Release Date

Until the Release Date, provided no event of default exists under the Indenture, property subject to the lien of the Amended Indenture may be released to facilitate the day-to-day operation of our business. Some of these releases may require either:

•	a finding by our management that these releases are desirable in the conduct of our business or will not adversely affect in any material respect the security afforded by the Indenture; or

•	the substitution of bondable additions, the retirement or defeasance of Obligations or the deposit of cash with the trustee, in each case of equivalent value.

In addition, cash deposited with the trustee as a result of the authentication and delivery of Obligations may be withdrawn against 90.91% of bondable additions or retired or defeased Obligations of equivalent value. Cash deposited with the trustee for other purposes, including releases, may be withdrawn against bondable additions or retired or defeased Obligations of equivalent value and may, at our option, be used for the redemption of Obligations prior to their maturity, at their maturity or for the purchase of Obligations. To the extent that any trust moneys deposited with the trustee consist of the proceeds of insurance upon any part of the mortgaged property, those moneys may be withdrawn to reimburse us for costs to repair, rebuild or replace the destroyed or damaged property.

The lien of the Amended Indenture will be released on the Release Date when the Amended Indenture is superseded by the Restated Indenture. Unless we equally and ratably secure all other then-outstanding Obligations, the Restated Indenture will prohibit us from creating or permitting to exist any mortgage, lien, pledge, charge, security interest or other encumbrance (a “security interest”) of any kind on specified properties for the purpose of securing the repayment of borrowed money or any obligation to pay the deferred purchase price for property or services, except for (1) security interests not exceeding the greater of two percent of our total assets and $10 million; and (2) security interests arising by operation of law or those in connection with the lease transactions or commodities trading agreements described below. These specified properties on which a security interest cannot be granted without equally and ratably securing the Obligations consist primarily of our real property, fixtures and tangible personal property that we use in whole or major part in connection with our generating facilities, including all electric production, transmission, or distribution facilities, equipment or property and any plant, structure or other facility for the development, production or storage of fuel or rights with respect to the supply of water. The specified properties do not include:

•	cash on hand or in banks (other than moneys deposited with the trustee under the Restated Indenture);

•	the right to bring an action or enforce a judgment;

•	contracts and contract rights;

•	shares of stock, bonds, notes, repurchase agreements and evidences of indebtedness and other securities;

•	patents, trademarks, trade names and other general intangibles;

•	transportation vehicles and movable equipment;

•	all nuclear fuel and all related accessories and supplies used for that fuel;

•	marine equipment and airplanes and all related equipment;

•	office furniture, equipment and supplies and data processing, accounting and other computer equipment, software and supplies and leases for office purposes;

•	leasehold interests for office purposes;

•	other leases for an original term of less than five years; and

•	timber, oil, gas, coal, ore and other minerals and all electric energy generated.

Under the Restated Indenture, the encumbrances resulting from our existing lease transactions or agreements relating to a future sale and leaseback or lease and leaseback transaction or similar transactions or a commodities trading agreement entered into in the ordinary course of business do not constitute security interests requiring the Obligations to be equally and ratably secured with respect to the assets subject to the transactions.

Book-Entry System; Exchangeability

Unless otherwise stated in any prospectus supplement, we will issue debt securities in book-entry form and The Depository Trust Company (“DTC”) will act as the securities depository for the debt securities. Portions of the following description concerning DTC and DTC’s book-entry system are based on information furnished by DTC.

DTC has advised us as follows:

DTC will act as securities depository for each series of the debt securities. Each series of the debt securities will be issued as fully-registered debt securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for each series of the debt securities set forth on the front cover of the prospectus supplement, in the aggregate principal amount of such series, and will be deposited with DTC.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of certificates representing the debt securities. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard &

Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

Purchases of the debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of a bond (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

To the extent applicable, redemption notices shall be sent to DTC. Unless otherwise indicated in the DTC Letter of Representations among us, the trustee and DTC, if less than all of the debt securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Initial Purchaser, on payable dates in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with the debt securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the Initial Purchaser or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

Unless otherwise stated in any prospectus supplement, each series of the debt securities will be represented by one or more global securities that we will deposit with DTC or its agent and will settle in DTC’s Same-Day Funds Settlement System and trade in that system in book-entry form until maturity. Therefore, secondary market trading activity for each series of the debt securities will settle in immediately available funds. We will pay principal and interest to DTC in immediately available funds. There can be no assurance as to the effect, if any, that settlement in immediately available funds will have on trading activity in each series of the debt securities.

DTC may discontinue providing its services as depository with respect to the debt securities at any time by giving reasonable notice to us. Under such circumstances, in the event that a successor depository is not obtained, physical certificates representing the debt securities are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the securities certificates will be printed and delivered.

Additional Obligations

The aggregate principal amount of Obligations that may be issued under the Indenture is not limited.

Issuance of Additional Obligations Prior to the Release Date

Until the Release Date, additional Obligations, ranking equally and ratably with the existing Obligations, may be issued from time to time against:

•	10/11 (90.91%) of the amount of bondable additions,

•	the aggregate principal amount of retired or defeased Obligations, and

•	deposits of cash with the trustee.

Bondable additions equal the bondable value of all certified property additions (as described immediately below), less the bondable value of all property subject to the lien of the Amended Indenture that is retired after April 30, 1992. Property additions are defined in the Indenture to include specified property chargeable to our fixed plant accounts, subject to the lien of the Amended Indenture, acquired or constructed by us since April 30, 1992, and not subject to pre-existing liens securing indebtedness prior to or on a parity with the lien of the Amended Indenture. For the purpose of calculating the amount of property additions and retirements, the bondable value of property acquired after April 30, 1992, is the lesser of the cost and the fair value of that property (determined as of the time of acquisition); and the bondable value of property acquired on or before April 30, 1992, is the gross book value of that property as of April 30, 1992. The amount of bondable additions available for the issuance of additional Obligations is approximately $276.0 million, plus the bondable value of all property additions (calculated as described above) after May 31, 2003, minus the bondable value of all property subject to the lien of the Amended Indenture that is retired or disposed of after May 31, 2003. As a result, at May 31, 2003, we could have issued approximately $250.9 million of additional Obligations on the basis of bondable additions. At May 31, 2003, $1.6 million of additional Obligations may be issued under the Indenture on the basis of retired or defeased Obligations.

Until the Release Date, we cannot issue additional Obligations under the Amended Indenture on the basis of bondable additions or retirement or defeasance of Obligations or the deposit of cash with the trustee unless we also certify that our margins for interest (calculated as described above) during a consecutive 12-month period within the 18-month period immediately preceding our request for additional Obligations was at least 1.10 times total interest charges (calculated as described above) during that 12-month period.

Issuance of Additional Obligations After the Release Date

Beginning on the Release Date, we may issue additional Obligations under the Restated Indenture, ranking equally and ratably with the debt securities and all other Obligations then outstanding under the Restated

Indenture from time to time as authorized by the board of directors. The additional Obligations that we may issue may contain provisions for, among other things, optional redemption, prepayment, amortization of principal, and covenants and events of default that differ from the terms of the debt securities.

The aggregate principal amount of additional Obligations which may be authenticated and delivered and outstanding under the Restated Indenture is not otherwise limited, except as provided in the provisions of any supplemental indenture creating any series of Obligations and except as may be limited by law. The Restated Indenture does not otherwise restrict us from issuing additional or other indebtedness under another instrument.

Limitation on Distributions to Members

We may not make any distribution, including a dividend or payment or retirement of patronage capital, to our members if an event of default exists under the Indenture. Otherwise, we will be permitted to make a distribution to our members if (1) after the distribution, our patronage capital as of the end of the most recent fiscal quarter would be equal to or greater than 20% of our total long-term debt and patronage capital, or (2) all of our distributions for the year in which the distribution is to be made do not exceed 5% of our patronage capital as of the end of the most recent fiscal year. For this purpose, patronage capital and total long-term debt and patronage capital do not include any earnings retained in any of our subsidiaries or affiliates or the debt of any subsidiary or affiliate. At March 31, 2003, we could have distributed $50.4 million to our members under this formula.

Events of Default and Remedies

Events of default under the Indenture consist of:

•	failure to pay principal of or premium (if any) on any Obligation when due (and after the Release Date, subject to any applicable grace period set forth in the Obligation or supplemental indenture under which the Obligation is issued);

•	failure to pay any interest on any Obligation when due, continued beyond any applicable grace period (the duration of which, unless, after the Release Date, specified otherwise in the Obligation, is 45 days);

•	any other breach by us of any of our warranties or covenants contained in the Indenture, continued for 45 days after written notice from the trustee or the holders of at least 10% in principal amount of the outstanding Obligations;

•	failure to pay when due (other than amounts due on acceleration) any portion of the principal of any indebtedness for money borrowed (other than pursuant to the Indenture), which failure resulted in the indebtedness becoming due or being declared due and payable prior to the date on which it would otherwise have become due and payable, in an aggregate amount in excess of $10 million unless that indebtedness is discharged or the acceleration rescinded or annulled within 10 days after the acceleration;

•	a judgment against us in excess of $10 million which remains unsatisfied or unstayed for 45 days after either entry of judgment or termination of a stay, and the judgment remains unstayed or unsatisfied for a period of ten days after notice thereof from the trustee or the holders of at least 10% in principal amount of the outstanding Obligations; or

•	other proceedings in bankruptcy, receivership, insolvency, liquidation or reorganization.

Subject to the provisions of the Indenture relating to the duties of the trustee if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless those holders will have offered to the trustee indemnity reasonably satisfactory to the trustee. Subject to these provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding Obligations will have the right to require the trustee to proceed to enforce the Indenture and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee except that, so long as not in default with respect to its credit enhancement for any Obligations, a credit enhancer for, and not the actual holders of, those Obligations will be deemed to be the holder of those Obligations for purposes of, among other things, taking action in connection with the remedies set forth in the Indenture. In the event that the debt securities are insured by a credit enhancer, generally, the insurer and not the actual holders of the debt securities will have the right to exercise any remedies that would otherwise be exercisable by the holders of the debt securities under the Indenture.

If an event of default occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Obligations may accelerate the maturity of all Obligations. However, after the acceleration, but before sale of any of the trust estate or a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Obligations may, under some circumstances, rescind the acceleration if, among other things, all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

No holder of any Obligation will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (1) the holder previously has given to the trustee written notice of a continuing event of default, (2) the holders of at least 25% in aggregate principal amount of the outstanding Obligations have made written request and offered reasonable indemnity to the trustee to institute such proceeding as trustee, (3) the trustee for 60 days after its receipt of such notice, request and indemnity has failed to institute any such proceeding, and (4) the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Obligations a direction inconsistent with that request. However, the limitations on the holders’ rights to institute proceedings do not apply to a suit instituted by a holder of an Obligation for the enforcement of payment of the principal of and premium (if any) or interest on such Obligation on or after the respective due date stated therein. If an event of default affects the holders of one or more series of debt securities only, any action previously described that requires the approval of holders of Obligations can be taken by the holders of such respective series alone in the same percentage.

The Indenture provides that the trustee, within 90 days after the occurrence of an event of default (but at least 60 days after the occurrence of some specified events of default), will give to the holders of Obligations notice of all uncured defaults known to it, except that in the case of a default in the payment of principal of, premium (if any), sinking fund payment or interest on any Obligations, the trustee will be protected in withholding that notice if it in good faith determines that the withholding of that notice is in the interest of the holders of the Obligations.

The Indenture provides that if an event of default has occurred and is continuing, the trustee will exercise its rights and powers under the Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

If an event of default occurs and is continuing prior to the Release Date, the trustee may sell the mortgaged property, in either judicial or nonjudicial proceedings. The proceeds from disposition of the mortgaged property prior to the Release Date will be applied as follows: (1) to the payment of all amounts due the trustee; (2) if all Obligations have become due and payable, to the payment of outstanding Obligations without preference or priority between interest or principal or among Obligations; and (3) if any principal has not become due and payable, then first to interest installments in the order of their maturity and second to principal or redemption price. After the Release Date, moneys collected by the trustee following an event of default will be applied in the same manner.

Prior to the date the trustee obtains a judgment for the payment of money due, the holders of at least a majority in principal amount of the outstanding Obligations, by written notice to the trustee, may waive any past defaults, except a default in payment of the principal or interest on any Obligation, or in respect of any covenant or provision that by its terms cannot be modified or amended without the consent of the holder of each Obligation affected. Upon any such waiver, the default will cease to exist and any event of default arising therefrom will be deemed cured.

The Indenture requires us to deliver to the trustee, within 120 days after the end of each fiscal year, a written statement as to our compliance (determined without regard to any grace period or notice requirement) with all conditions and covenants under the Indenture. In addition, we are required to deliver to the trustee, promptly after any of our officers may be reasonably deemed to have knowledge of a default under the Indenture, a written notice specifying the nature and duration of the default and the action we are taking and propose to take with respect thereto.

Amendments and Supplemental Indentures

Without the Consent of Holders

Without the consent of the holders of any Obligations, we and the trustee may from time to time enter into one or more supplemental indentures:

•	to add to the conditions, limitations and restrictions on the authorized amount, terms or purposes of the issue, authentication and delivery of Obligations or of any series of Obligations under the Indenture;

•	to create any new series of Obligations;

•	to evidence the succession of another corporation and the assumption by that successor of our covenants;

•	to add to our covenants or to surrender any of our rights or powers;

•	to modify or eliminate any of the terms of the Indenture; but if any modification or elimination made in a supplemental indenture would adversely affect or diminish the rights of the holders of any Obligations then outstanding against us or our property, the supplemental indenture must state that any of these modifications or eliminations will become effective only when there is no Obligation of any series created prior to the execution of that supplemental indenture (subject to the trustee’s discretion, it may decline to enter into a supplemental indenture which, in its opinion, may not afford adequate protection to the trustee when that supplemental indenture becomes operative);

•	to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision or to make any other provisions, with respect to matters or questions arising under the Indenture, which is not inconsistent with the provisions of the Indenture, provided that this action will not adversely affect the interests of the holders of the Obligations in any material respect;

•	to evidence the succession of another trustee or the appointment of a co-trustee or separate trustee;

•	to add or change any provision of the Indenture to the extent necessary to permit or facilitate the issuance of Obligations in bearer or book-entry form;

•	to modify, eliminate or add to the provisions of the Indenture to the extent necessary to effect the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, or under any similar federal statute hereafter enacted; or

•	to make any other change in the Indenture that, in the reasonable judgment of the trustee, will not materially and adversely affect the rights of holders of Obligations.

Prior to the Release Date, we and the trustee may also enter into one or more supplemental indentures, without the consent of holders of Obligations, to correct or amplify the description of any property at any time subject to the lien of the Amended Indenture, to confirm property subject or required to be subjected to the lien of the Amended Indenture, or to subject additional property to the lien of the Amended Indenture.

Unless explicitly included in the list of matters for which consent of all of the holders effected thereby is required prior to entering into a supplemental indenture above, any supplemental indenture will be presumed not to materially adversely affect the rights of holders if:

•	the Indenture, as supplemented, provides equally and ratably for the payment of principal of and premium (if any) and interest on the outstanding Obligations remaining outstanding; and

•	we furnish to the trustee written evidence from two nationally recognized rating agencies rating the Obligations that their respective ratings of the outstanding Obligations (or other obligations primarily secured by outstanding Obligations) not subject to credit enhancement will not be withdrawn or reduced.

With the Consent of Holders

With the consent of the holders of not less than a majority in principal amount of the Obligations of all series then outstanding affected by a supplemental indenture, we and the trustee may enter into one or more supplemental indentures to add, change or eliminate any of the provisions of the Indenture or modify the rights of the holders of Obligations, but no such supplemental indenture will, without the consent of the holder of each outstanding Obligation affected thereby:

•	change the stated maturity (the date specified in each Obligation as the fixed date on which the principal of the Obligation or an installment of interest on the Obligation is due and payable) of or reduce the principal of, or any installment of interest on, any Obligation, or any premium payable upon the redemption thereof, or change any place of payment (the city or political subdivision thereof in which we are required by the Indenture to maintain an office or agency for payment of the principal of or interest on the Obligations) where any Obligation, or the interest on the Obligation is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of the Obligation (or, in the case of redemption, on or after the redemption date);

•	reduce the percentage in principal amount of the outstanding Obligations the consent of the holders of which is required for various purposes;

•	modify what constitutes an outstanding Obligation, modify the Indenture in a manner as to affect the rights of the holders to the benefits of the sinking fund or modify other provisions of the Indenture;

•	modify the Indenture as to the application of moneys received by the trustee; or

•	permit (prior to the Release Date) the creation of any lien ranking prior to or on a parity with the lien of the Amended Indenture with respect to any of the mortgaged property except as otherwise permitted.

See “—Credit Enhancer” for a description of instances pursuant to which an insurer of our Obligations will be considered a holder of our Obligations.

Consolidation, Merger, Conveyance or Transfer

Under the Amended Indenture, we have agreed not to consolidate with or merge into any other entity or convey or transfer substantially all of our property and assets to any entity, unless:

•	the consolidation, merger, conveyance or transfer is on terms that fully preserve the lien and security under the Indenture and the rights and powers of the trustee and the holders of the Obligations;

•	the entity formed by the consolidation or merger or the entity acquiring all or substantially all of our property is an entity organized and validly existing under the laws of the United States of America or any state;

•	we execute and deliver to the trustee a supplemental indenture in form recordable and satisfactory to the trustee, meeting the relevant requirements under the Amended Indenture and containing (1) an assumption by the successor of the due and punctual payment of the principal of and premium (if any) and interest on all the Obligations and the performance and observance of every covenant and condition of the Amended Indenture to be performed or observed by us, and (2) a grant, conveyance, transfer and mortgage complying with the relevant provisions under the Amended Indenture;

•	immediately after giving effect to the transaction, no event of default under the Amended Indenture will exist; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel stating that the consolidation, merger, conveyance or transfer and the supplemental indenture comply with the terms of the Amended Indenture.

Under the Restated Indenture, we have agreed not to consolidate with or merge into any other entity or convey or transfer substantially all of our property and assets to any entity, unless:

•	the entity formed by that consolidation or merger or the entity which acquires all or substantially all of our properties and assets is organized and validly existing under the laws of the United States of America or any state;

•	the entity executes and delivers to the trustee a supplemental indenture in form satisfactory to the trustee containing an assumption by the successor entity of the due and punctual payment of the principal of and premium (if any) and interest on all the Obligations and the performance and observance of every covenant and condition of the Restated Indenture to be performed or observed by us;

•	immediately after giving effect to these transactions, no event of default exists under the Restated Indenture; and

•	we deliver to the trustee an officers’ certificate and an opinion of counsel stating that the consolidation, merger, conveyance or transfer and supplemental indenture comply with the relevant terms of the Restated Indenture.

Defeasance

The Indenture provides that Obligations of any series, or any maturity within a series, will be deemed to have been paid and (subject to receipt of required rulings or opinions relating to tax matters) our obligations to the holders of those Obligations will be discharged, if we deposit with the trustee or paying agent cash or defeasance securities maturing as to principal and interest in such amounts and at such times as are sufficient to pay when due the principal or (if applicable) redemption price and interest due and to become due on those Obligations. Permitted defeasance securities include debt instruments or other obligations the principal and interest on which constitute direct obligations of, or are unconditionally guaranteed by, the United States and some “AAA”-rated, pre-refunded municipal debt securities, and, in both cases, certificates of interest or participation in any such obligations, or in specified portions thereof.

Trustee, Paying Agent

The trustee and paying agent under the Indenture is SunTrust Bank, as successor to Crestar Bank.

Reports

As long as the Indenture is required to be qualified under the Trust Indenture Act, we are obligated to file with the trustee copies of the annual reports and of the information, documents and other reports which we may be required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. We are obligated to make these filings with the trustee within 15 days after we are required to file them with the SEC. We are subject to the reporting requirements of Section 13(a) of the Securities Exchange Act because we have one series of Obligations registered under the Securities Exchange Act. We intend to continue filing periodic reports with the SEC for so long as any of our publicly held debt securities remain outstanding.

PLAN OF DISTRIBUTION

We may sell the debt securities through underwriters or agents or directly to one or more purchasers. Any underwriter or agent involved in the offer and sale of the debt securities will be named in the related prospectus supplement. If we were to sell debt securities directly, no underwriters or agents would be involved.

Underwriters or agents may offer and sell the debt securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with the sale of the debt securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive compensation in the form of discounts, concessions or commissions from other underwriters or commissions from the purchasers for whom they may act as agent.

The debt securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom we sell debt securities for public offering and sale may make a market in those debt securities, but these underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities.

We may have agreements with the underwriters or agents to indemnify them against or provide contribution toward certain civil liabilities, including liabilities under the Securities Act.

In order to facilitate the offering of the debt securities, the underwriters or agents may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, the underwriters or agents may overallot in connection with the offering, creating short positions in the debt securities for their own accounts. In addition, to cover overallotments or to stabilize the price of the debt securities, the underwriters or agents may bid for and purchase the debt securities in the open market. Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. The underwriters and agents are not required to engage in these activities and may end any of the activities at any time.

In addition, some underwriters or agents and their affiliates may engage in transactions with, lend money to and perform services for us in the ordinary course of their businesses.

LEGAL OPINIONS

LeClair Ryan, A Professional Corporation, and Orrick, Herrington & Sutcliffe LLP will pass upon the legality and enforceability of the debt securities for us.

EXPERTS

The consolidated financial statements of Old Dominion Electric Cooperative as of December 31, 2002, and December 31, 2001, and for the three years ended December 31, 2002, appearing in Old Dominion Electric Cooperative’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Old Dominion Electric Cooperative

$200,000,000

    % 2003 Series A Bonds Due 2028

PROSPECTUS SUPPLEMENT

JPMorgan                    Banc of America Securities LLC

July     , 2003